Filed pursuant to Rule 424b(3)
Registration Number 333-89540
44,847,933 Shares

RAE SYSTEMS INC.

Common Stock

This prospectus relates to the public offering, which is not being underwritten, of shares of the common stock of RAE Systems Inc. The shares of our common stock may be offered by any of the selling stockholders named in this prospectus. We will receive no part of the proceeds of the sale of any shares offered in this prospectus, however, we may receive proceeds from the exercise of warrants held by some of the selling stockholders. All expenses of registration incurred in connection with this offering are being borne by us, but all selling and other expenses incurred by the selling stockholders will be borne by such selling stockholders.

Our common stock is traded on the OTC Bulletin Board under the symbol “RAEE.OB”. On May 23, 2002 the last reported sales price for the common stock was $1.06 per share.

INVESTING IN THE COMMON STOCK OFFERED IN THIS PROSPECTUS INVOLVES A HIGH DEGREE OF RISK. SEE “ RISK FACTORS” BEGINNING ON PAGE 5.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED THESE SECURITIES OR PASSED UPON THE ADEQUACY OR ACCURACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

The date of this Prospectus is June 24, 2002.

ABOUT THIS PROSPECTUS

On April 9, 2002, immediately prior to the consummation of a merger transaction between Nettaxi.com and RAE Systems Inc., we effected a 1 for 5.67 reverse split of our common stock, were reincorporated under the laws of the state of Delaware and changed our name to RAE Systems Inc. RAE Systems Inc., a California corporation, was founded in 1991. Nettaxi.com, a Nevada corporation formerly known as Swan Valley Snowmobiles, was incorporated in 1995. Although the former Nettaxi.com was the surviving corporation in the merger transaction, the stockholders and management of the former RAE Systems acquired control of Nettaxi.com at the effective time of the merger. We have treated the merger transaction as a reverse merger for accounting purposes. Unless otherwise indicated, the information presented in this prospectus relates to RAE Systems Inc., both before and after the merger transaction with Nettaxi.com.

You should rely only on the information contained in this prospectus. We have not authorized any person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this prospectus is accurate as of the date on the front cover of this prospectus only. Our business, financial condition, results of operations and prospects may have changed since that date.

RAE Systems Inc. is a trademark of RAE Systems Inc. This prospectus contains product names, trade names and trademarks of RAE and other organizations.

PROSPECTUS SUMMARY

This summary highlights selected information contained elsewhere in this prospectus. You should read the entire prospectus carefully, including “Risk Factors” and the financial data and related notes, before making an investment decision.

We design and manufacture portable gas detection instruments and wireless monitoring and communications equipment. Our products and services enable our customers to monitor gas and other volatile organic compounds in confined spaces, and to establish a perimeter defense around hazardous material sites and sites of weapons of mass destruction.

The market for our products is diverse. Our customers operate in such industries as safety and security, oil and gas, drug manufacturing, utilities, food, chemical, airlines, military and hazardous material storage and disposal. Our monitors are used in civilian and government atmospheric monitoring programs in over 50 countries. Our products are used throughout major United States manufacturing industries. A number of federal, state and local governmental agencies have incorporated our instruments as a part of their standard protocol for responding to confined space and hazardous material incidences. Our gas detectors are also used for jet fuel vapor monitoring programs.

Corporate Information

On April 9, 2002, immediately prior to the consummation of a merger transaction between Nettaxi.com and RAE Systems Inc., a California corporation, we effected a 1 for 5.67 reverse split of our common stock, were reincorporated under the laws of the state of Delaware and changed our name to RAE Systems Inc. RAE Systems Inc., a California corporation, was founded in 1991. Nettaxi.com, a Nevada corporation formerly known as Swan Valley Snowmobiles, was incorporated in 1995. Although the former Nettaxi.com was the surviving corporation in the merger transaction, the stockholders and management of the former RAE Systems acquired control of Nettaxi.com at the effective time of the merger. We have treated the merger transaction as a reverse merger for accounting purposes. Unless otherwise indicated, the information presented in this prospectus relates to RAE Systems Inc., both before and after the merger transaction with Nettaxi.com. Our principal executive offices are located at 1339 Moffett Park Drive, Sunnyvale, California 94089, our telephone number is (408) 752-0723, and our website is located at www.raesystems.com. Information on our website is not a part of this prospectus.

The Offering

Common stock offered by the selling stockholders	44,847,933 shares, including shares of common stock issuable upon exercise of warrants held by the selling stockholders.

Common stock to be outstanding after this offering	50,629,390 shares, including shares of common stock issuable upon exercise of warrants held by the selling stockholders.

Use of proceeds
We will not receive any of the proceeds from the sale of shares by the selling stockholders. We may receive proceeds from the exercise of warrants held by selling stockholders, which will be used for working capital and general corporate purposes.

Risk Factors	An investment in our common stock involves a high degree of risk. See “Risk Factors” on page 5.

OTC Bulletin Board Symbol	“RAEE.OB”

The number of shares that will be outstanding after the offering is based on the number of shares outstanding as of April 10, 2002 and excludes 2,668,033 shares of common stock issuable upon exercise of options outstanding as of May 23, 2002, and 5,000,000 shares reserved for issuance under our 2002 stock option plan as of May 23, 2002.

Summary Financial Data
(in thousands, except per share data)

SUMMARY CONSOLIDATED FINANCIAL DATA

The following summary consolidated financial data set forth below should be read in conjunction with the Consolidated Financial Statements and Notes thereto and “Management’s Discussion and Analysis of Financial Condition and Results of Operations”, appearing elsewhere in this prospectus. The pro forma data as of March 31, 2002 gives effect to the merger of RAE Systems Inc. and Nettaxi.com as if the transaction had occurred as of March 31, 2002. The data for the three months ended March 31, 2002 are not necessarily indicative of the results that may be expected for any future period or for a full year.

	Three Months Ended March 31,		Year Ended December 31,
	2002	2001	2001	2000	1999	1998	1997
	(Unaudited)	(Unaudited)				(Unaudited)	(Unaudited)
Statement of Operations Data:
Net sales	$4,545,300	$4,527,000	$19,013,600	$18,194,100	$10,832,900	$9,436,300	$6,611,200
Gross margin	$2,520,500	$2,690,500	$11,971,700	$11,615,100	$7,702,600	$6,629,100	$4,583,500
Income (loss) from operations	$(201,800)	$(5,200)	$(97,200)	$1,281,700	$822,300	$2,116,000	$1,169,500
Net income (loss)	$(179,000)	$34,500	$136,800	$829,200	$505,900	$1,397,200	$776,900
Basic income (loss) per share	$(0.01)	$0.00	$0.01	$0.06	$0.03	$0.10	$0.05
Diluted income (loss) per share	$(0.01)	$0.00	$0.01	$0.04	$0.02	$0.07	$0.04
Weighted-Average Common Shares:
Basic outstanding shares	16,494,142	15,261,077	15,596,922	14,763,896	14,575,856	14,459,050	14,400,000
Diluted outstanding shares	16,494,142	23,789,087	23,934,985	22,881,410	22,601,412	21,259,050	21,200,000

	At March 31, 2002		At December 31,
	Actual	Pro Forma	2001	2000	1999	1998	1997
	(Unaudited)	(Unaudited)				(Unaudited)	(Unaudited)
Balance Sheet Data:
Working capital	$4,563,000	$11,113,500	$5,105,900	$4,528,900	$1,280,000	$1,465,400	$1,355,900
Total Assets	$15,529,500	$17,319,200	$15,043,200	$12,706,400	$8,804,600	$5,546,100	$4,201,500
Long-term Liabilities	$659,300	$659,300	$644,300	$819,100	$450,600	$39,800	$75,600
Total stockholders’ equity	$3,308,900	$10,824,400	$3,438,500	$2,954,800	$2,034,000	$1,502,900	$2,321,400

The pro forma balance sheet data presented as of March 31, 2002 above reflects (i) the merger of RAE Systems Inc. and Nettaxi.com and contemporaneous recapitalization; (ii) the receipt of approximately $7 million of cash from Nettaxi.com upon consummation of the merger with Nettaxi.com and subsequent paydown of approximately $4.4 million in short-term borrowings; and (iii) the conversion of 1,700,000 shares of convertible redeemable preferred stock into 6,800,000 shares of common stock.

RISK FACTORS

You should carefully consider the risks described below before making a decision regarding an investment in our common stock. If any of the following risks actually occur, our business could be harmed, the trading price of our common stock could decline and you may lose all or part of your investment. You should also refer to the other information contained in this prospectus, including our financial statements and the related notes.

Our future revenues are unpredictable, our operating results are likely to fluctuate from quarter to quarter, and if we fail to meet the expectations of securities analysts or investors, our stock price could decline significantly.

Our quarterly and annual operating results have fluctuated in the past and are likely to fluctuate significantly in the future due to a variety of factors, some of which are outside of our control. Accordingly, we believe that period-to-period comparisons of our results of operations are not meaningful and should not be relied upon as indications of future performance. Some of the factors that could cause our quarterly or annual operating results to fluctuate include market acceptance of our products, ongoing product development and production, competitive pressures and customer retention.

It is likely that in some future quarters our operating results may fall below the expectations of securities analysts and investors. In this event, the trading price of our common stock would significantly decline.

Because our expense levels are based in large part on estimates of future revenues, an unexpected shortfall in revenue would significantly harm our results of operations.

Our expense levels are based largely on our investment plans and estimates of future revenue. RAE may be unable to adjust our spending to compensate for an unexpected shortfall in revenue. Accordingly, any significant shortfall in revenue relative to Our planned expenditures in a particular quarter would harm our results of operations and could cause our stock price to fall sharply, particularly following quarters in which our operating results fail to meet the expectations of securities analysts or investors.

Our investment in REnex will cause us to incur losses that we would not otherwise incur.

We own approximately 47 percent of, and have management control over, REnex, a wireless systems development company. As such, we are required to consolidate REnex’s financial statements. REnex is still in the research and development stage, and to date, REnex has not generated any revenues. If REnex does not begin to generate revenues at the level we anticipate or otherwise incurs greater losses, we could incur greater losses than we anticipate and our results of operations will suffer.

Compensation expenses related to past option grants will reduce our earnings over the next four years.

Options granted to our employees have historically had exercise prices equal to the fair market value of our common stock on the date of grant, as determined by our board of directors at the time of grant. In connection with our merger with Nettaxi.com, for financial reporting purposes, we reevaluated the fair value of our common stock during the periods in which stock options were granted. In this regard, we recorded aggregate unearned compensation of $1,002,100, of which $333,500 had been recognized as of March 31, 2002, and the remaining $668,600 will be recognized in future periods as non-cash compensation. In addition, there might be further non-cash compensation charges relating to our stock options and such future charges could be significant. These adjustments will have a negative effect on our earnings and results of operations.

We may be unable to meet our future capital requirements. any attempts to raise additional capital in the future may cause substantial dilution to our stockholders.

We may need to seek additional funding in the future and it is uncertain whether we will be able to obtain additional financing on favorable terms, if at all. Further, if we issue equity securities in connection with additional financing, our stockholders may experience dilution and/or the new equity securities may have rights, preferences or privileges senior to those of existing holders of common stock. If we cannot raise funds on acceptable terms, if and when needed, we may not be able to develop or enhance our products and services, take advantage of future opportunities or respond to competitive pressures or unanticipated requirements, any of which could seriously harm our business.

Should the benefits of our inventory procurement strategy in Asia not materialize as we anticipate, our results of operations may suffer

As part of our overall strategy to increase gross margins and improve operating results, we have devised a strategy to procure a number of our component parts from Asia. Our current strategy involves the purchase of parts in, and delivery of parts from our vendors, to the United States. The parts are then kitted, and shipped to Shanghai, where the subassemblies are made. The proposed strategy involves the procurement of component parts in Asia, where the effective price is much lower. The parts would be shipped directly to Shanghai, thereby reducing the transit time and shipping cost of the inventory. Further, executing the proposed strategy, may have some adverse consequences. Our vendors have to be qualified to ensure that the parts are of acceptable quality and meet the requisite specifications called for by engineering drawings. A significant amount of time and funding may be required to complete the analysis. Should we fail to execute on our proposed procurement strategy in a timely and effective manner, our results of operations may suffer.

We depend on our distributors

We derive approximately 90% of our revenues via our sales distribution channels, and therefore are dependant on our distributors. Should any of our principal distributors, or a significant group of our distributors, experience financial difficulties or become unwilling to promote and sell our products, our business and results of operations could be materially harmed.

We depend on third party suppliers

We are dependent on third party suppliers for our component parts, including various sensors, microprocessors and other material components. Should there be any interruption in the supply of these component parts, our business could be adversely affected.

If our expansion from a gas detection instrument manufacturer to a wireless systems company is unsuccessful, our business and results of operations will suffer

We are in the process of expanding our current business of providing gas detection instruments to include wireless systems for local and remote security monitoring. The pricing of our wireless products and services may be subject to rapid and frequent change. We may be forced for competitive or technical reasons to reduce prices for our wireless products, which would reduce our revenue and could harm our business. Further, the wireless systems market is still evolving, and we have little basis to assess the demand for our wireless products and services or to evaluate whether our wireless products and services will be accepted by the market. If our wireless products and services do not gain broad market acceptance, our business and results of operations will be harmed.

The economic downturn in the United States and abroad could have a material adverse impact on our business and results of operations

While our business to date has been minimally impacted by the current economic downturn in the United States and abroad, it could eventually succumb to such conditions. Many of our customers have already experienced severe declines in their revenues, which could impact the size and frequency of their purchases of our products and services. Although we routinely perform credit checks on our customer base to assess their creditworthiness, there can be no assurance that we will be able to collect payments from our customers as they become due. Any decrease in the size or frequency of purchases by our customers, or a failure by us to collect payments as they become due could have a material adverse impact on our business and results of operations.

Compliance with safety regulations could delay new product delivery and adversely affect our results of operations

Compliance with safety regulations, specifically the need to obtain UL, CUL, ATEX and EEX approvals, could delay the introduction of new products by us. As a result, we may experience delays in realizing revenues from our new products, which could have an adverse effect on our results of operations.

A deterioration in trade relations with China could have a material adverse effect on our business and results of operations

A significant portion of our products and components are manufactured at our wholly-owned facility in Shanghai, China. Should trade relations between the United States and China deteriorate, our ability to transfer products between China and other regions of the world, including the United States, Asia and Europe, could be significantly impacted. As a result, our business and results of operations would suffer.

We are involved in pending legal proceedings

On November 21, 2001, we filed a patent infringement claim in the United States District Court of the Northern District of California against Ion Science and its distributors. The suit alleges that Ion Science manufactures, uses, imports into the United States, offers for sale, and sells photo-ionization detectors, including but not limited to the “PhoCheck” line of photo-ionization detectors. The suit further alleges that Ion Science’s photo-ionization detectors, including but not limited to its “PhoCheck” line of photo-ionization detectors, infringe patents held by us. We intend to pursue the lawsuit vigorously. We expect to incur substantial legal fees and expenses in connection with the litigation, which may also result in the diversion of our internal resources. As a result, our pursuit of this litigation, regardless of its eventual outcome, could be costly and time consuming. The litigation is in the preliminary stage, and we are unable to predict its final outcome. However, an adverse outcome could materially affect our results of operations and financial position.

On October 23, 2001, the estate of Virgil Johnson filed a products liability and wrongful death lawsuit against us in the District Court of Harris County, Texas. The plaintiffs allege that our product was defective and unsafe for its intended purposes at the time it left our premises, and that the product was defective in that it failed to conform to the product design and specifications of other gas monitors. Additionally, the plaintiffs allege that the product was defectively designed and marketed so as to render it unreasonably dangerous to the plaintiff. In the event that we do not have adequate insurance coverage for the expenses related to the lawsuit, we may incur substantial legal fees and expenses in connection with the litigation. The litigation may also result in the diversion of our internal resources. Our defense of this litigation, regardless of its eventual outcome, will likely be costly and time consuming. The litigation is in the preliminary stage, and we are unable to predict its final outcome. However, an adverse outcome could materially affect our results of operations and financial position.

On March 26, 2002, Straughan Technical Distribution, LLC, filed a lawsuit against us in the Superior Court of the State of California for the County of Santa Clara. A similar lawsuit pending in District Court of Harris County, Texas was served on us on March 27, 2002. In these nearly identical lawsuits, Straughan, a distributor of Gastec Gas Detection Devices, claims to have experienced diminished sales to its customers, loss of profits and other damages as a result of the stated allegations, which include claims for interference with present and prospective business relations, false advertising, trade dress infringement, slander and antitrust violations. On April 17, 2002, we removed the California action to the United States District Court for the Northern District of California, and on April 18, 2002, we removed the Texas action to the United States District Court for the

Southern District of Texas. In the event that we do not have adequate insurance coverage for the expenses related to the lawsuit, we may incur substantial legal fees and expenses in connection with the litigation. The litigation may also result in the diversion of our internal resources. Our defense of this litigation, regardless of its eventual outcome, will likely be costly and time consuming. The litigation is in the preliminary stage, and we are unable to predict its final outcome. However, an adverse outcome could materially affect our results of operations and financial position.

In addition to the litigation described above, from time to time we may be subject to various legal proceedings and claims that arise in the ordinary course of business.

The market for gas detection monitoring devices is highly competitive, and if we cannot compete effectively, our business may be harmed

The market for gas detection monitoring devices is highly competitive. We expect the emerging wireless gas monitoring system market to be equally competitive. Competitors in the gas monitoring industry differentiate themselves on the basis of their technology, quality of product and service offerings, cost and time to market. In the market for gas detection monitoring devices, our primary competitors include Industrial Scientific Corporation, Mine Safety Appliances Company, BW Technologies, PerkinElmer, Inc., Drager Safety Inc., Gastec Corporation, and Bacou-Dalloz. Most of our competitors have longer operating histories, larger customer bases, greater brand recognition and significantly greater financial and marketing resources than us. In addition, some of our competitors may be able to:

—	devote greater resources to marketing and promotional campaigns;

—	adopt more aggressive pricing policies; or

—	devote more resources to technology and systems development.

In light of these factors, we may be unable to compete successfully.

We may not be successful in developing our brand, which could prevent us from remaining competitive

We believe that our future success will depend on our ability to maintain and strengthen the RAE Systems brand, which will depend, in turn, largely on the success of our marketing efforts and ability to provide our customers with high-quality products. If we fail to successfully promote and maintain our brand, or incur excessive expenses in attempting to promote and maintain our brand, our business will be harmed.

We may not be able to recruit or retain qualified personnel

Our future success depends on our ability to attract, retain and motivate highly skilled employees. Despite the recent economic slowdown, competition for qualified employees in the Silicon Valley, particularly management, technical, sales and marketing personnel, is intense. Although we provide compensation packages that include stock options, cash incentives and other employee benefits, we may be unable to retain our key employees or to attract, assimilate and retain other highly qualified employees in the future, which could harm our business.

Our business could suffer if we lose the services of any of our executive officers

Our future success depends to a significant extent on the continued service of our executive officers, including Robert I. Chen, Joseph Ng, Peter Hsi and Robert Henderson. The loss of the services of any of our executive officers could harm our business.

We might not be successful in the development or introduction of new products and services in a timely and effective manner

Our revenue growth is dependent on the timely introduction of new products to market. We may be unsuccessful in identifying new product and service opportunities or in developing or marketing new products and services in a timely or cost-effective manner. In addition, product innovations may not achieve the market penetration or price stability necessary for profitability.

Our officers, directors and principal stockholders beneficially own approximately 53% of our common stock and, accordingly, may exert substantial influence over the company

Our executive officers and directors and principal stockholders, in the aggregate, beneficially own approximately 53% of our common stock. These stockholders acting together have the ability to control all matters requiring approval by our stockholders. These matters include the election and removal of the directors, amendment of our certificate of incorporation, and any merger, consolidation or sale of all or substantially all of our assets. In addition, they may dictate the management of our business and affairs. Furthermore, this concentration of ownership could have the effect of delaying, deferring or preventing a change in control, or impeding a merger or consolidation, takeover or other business combination, and may substantially reduce the marketability of our common stock.

Future sales of our common stock by existing stockholders could adversely affect our stock price

Sales of substantial amounts of our common stock in the public market in connection with this offering could reduce the prevailing market prices for our common stock. We have registered the resale of 44,847,933 shares of common stock on a registration statement on Form S-1, of which this prospectus is a part. Of these shares, approximately 12,412,287 are subject to six month lock-up agreements set to expire on October 9, 2002 and 23,261,326 are subject to one year lock-up agreements set to expire on April 9, 2003. Upon the expiration of the lock-up agreements, these shares will be eligible for resale. Future sales by the holders of such shares could adversely affect the trading price of our common stock.

Our facilities and operations are vulnerable to natural disasters and other unexpected losses

Our success depends on the efficient and uninterrupted operation of our business. Our facilities in Sunnyvale, California, are in an area that is susceptible to earthquakes. We do not have a backup facility to provide redundant capacity in the event of a natural disaster or other unexpected damage from fire, floods, power loss, telecommunications failures, break-in and similar events. If we seek to replicate our operations at other locations, we will face a number of technical as well as financial challenges, which we may not be able to address successfully. Although we carry property and business interruption insurance, our coverage may not be adequate to compensate us for all losses that may occur.

Our business is subject to risks associated with conducting business internationally

Our business is subject to risks normally associated with conducting business outside the United States, such as foreign government regulations, nation-specific or region-specific certifications political unrest, disruptions or delays in shipments, fluctuations in foreign currency exchange rates and changes in the economic conditions in the countries in which our raw materials suppliers, service providers, and customers are located. our business may also be adversely affected by the imposition of additional trade restrictions related to imported products, including quotas, duties, taxes and other charges or restrictions. If any of the foregoing factors were to render the conduct of business in a particular country undesirable or impractical, or if our current foreign manufacturing sources were to cease doing business with us for any reason, our business and results of operations could be adversely affected.

We may be unable to adequately protect our intellectual property rights

We regard our intellectual property as critical to our success. We rely on patent, trademark, copyright and trade secret laws to protect our proprietary rights. Notwithstanding these laws, we may be unsuccessful in protecting our intellectual property rights or in obtaining patents or registered trademarks for which we apply. Our ability to compete is affected by our ability to protect the company’s intellectual property rights. We rely on a combination of patents, trade secrets, non-disclosure agreements and confidentiality procedures. Although processes are in place to protect our intellectual property rights, we cannot guarantee that these procedures are adequate to prevent misappropriation of our current technology or that our competitors will not develop technology that is similar to our own. Specifically, we cannot ensure that our future patent applications will be approved or that our current patents will not be challenged by third parties. Furthermore, we cannot ensure that, if challenged, our patents will be found to be valid and enforceable.

Any litigation relating to our intellectual property rights, including the patent infringement claim we have filed against Ion Science described above, could, regardless of the outcome, have a materially adverse impact our business and results of operations.

We might face intellectual property infringement claims that might be costly to resolve

We may, from time to time, be subject to claims of infringement of other parties’ proprietary rights or claims that our own trademarks, patents or other intellectual property rights are invalid. Any claims of this type, regardless of merit, could be time-consuming to defend, result in costly litigation, divert management’s attention and resources or require us to enter into royalty or license agreements. The terms of any such license agreements may not be available on reasonable terms, if at all, and the assertion or prosecution of any infringement claims could significantly harm our business.

Any future acquisitions that we undertake could be difficult to integrate, disrupt our business, dilute stockholder value or harm our results of operations

We may acquire or make investments in complementary businesses, technologies, services or products if appropriate opportunities arise. The process of integrating any acquired business, technology, service or product into our business and operations may result in unforeseen operating difficulties and expenditures. Integration of an acquired company also may consume much of our management’s time and attention that would otherwise be available for ongoing development of our business. Moreover, the anticipated benefits of any acquisition may not be realized. Future acquisitions could result in dilutive issuances of equity securities or the incurrence of debt, contingent liabilities or expenses related to goodwill recognition and other intangible assets, any of which could harm our business.

Provisions in our charter documents and Delaware law could prevent or delay a change in control of the company, which could reduce the market price of our common stock or discourage potential acquirors from offering a premium over the prevailing trading price of our common stock

Provisions in our certificate of incorporation and bylaws could have the effect of delaying or preventing a change of control of the company or changes in our management. In addition, provisions of Delaware law may discourage, delay or prevent a third party from acquiring or merging with us. These provisions could limit the price that investors might be willing to pay in the future for shares of our common stock. These provisions may also have the effect of discouraging or preventing a potential acquiror from offering our stockholders a premium over the prevailing trading price of our common stock.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements that involve risks and uncertainties. The forward-looking statements are contained principally in the sections entitled “Prospectus Summary,” “Risk Factors,” “Business,” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations.” These statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to be materially different from any future results, performances or achievements expressed or implied by the forward-looking statements. Forward-looking statements include, but are not limited to, statements about:

•	the development of our existing and future technology;

•	industry trends and growth rates;

•	our competition;

•	our anticipated financial performance; and

•	our ability to meet our future financing requirements.

Such forward-looking statements involve known and unknown risks, uncertainties and other important factors that could cause our actual results, performance or achievements to differ materially from any future results, performance or achievements expressed or implied by such forward-looking statements. The words “may,” “could,” “should,” “would,” “believe,” “anticipate,” “estimate,” “expect,” “intend,” “plan” and similar expressions or statements regarding future periods are intended to identify forward-looking statements. All forward-looking statements are inherently uncertain because they involve substantial risks and uncertainties beyond our control. We do not undertake any obligation to update or revise any forward-looking statements for events or circumstances after the date on which such statement is made. New factors emerge from time to time, and it is not possible for us to predict all of such factors. Additionally, we cannot assess the impact of each such factor on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements.

You should read this prospectus and the documents that we reference in this prospectus and have filed as exhibits to the registration statement, of which this prospectus is a part, completely and with the understanding that our actual future results may be materially different from what we expect. We qualify all of our forward-looking statements by these cautionary statements.

USE OF PROCEEDS

We will not receive any of the proceeds from the sale of shares by the selling stockholders. We may receive proceeds from the exercise of warrants held by selling stockholders, which will be used for working capital and general corporate purposes.

CAPITALIZATION

The following table sets forth our cash and capitalization as of March 31, 2002 on an actual basis and on a pro forma basis to reflect (i) the merger of RAE Systems Inc. and Nettaxi.com and contemporaneous recapitalization; (ii) the receipt of approximately $7 million of cash from Nettaxi.com upon consummation of the merger with Nettaxi.com and subsequent pay down of approximately $4.4 million in short-term borrowings; and (iii) the conversion of 1,700,000 shares of convertible redeemable preferred stock into 6,800,000 shares of common stock. This table should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the historical consolidated financial statements and related notes appearing elsewhere in this prospectus.

	March 31, 2002
	Actual	Pro Forma
	(in thousands, except share and per share data)
Cash and cash equivalents	$3,818	$5,943

Short-term note payable and lines of credit	$4,426	$—

Convertible redeemable preferred stock, $0.01 par value;
Series A, 700,000 shares authorized, issued, and outstanding; $0.40 per share redemption value; noncumulative dividends of $0.024 per share	300	—
Series B, 1,000,000 shares authorized, issued, and outstanding; $1.00 per share redemption value; noncumulative dividends of $0.06 per share	1,000	—

Total convertible redeemable preferred stock	1,300	—

Stockholders’ equity:
Common stock: $0.01 par value, $0.001 pro forma; 40,000,000 shares authorized, 200,000,000 pro forma; 16,494,648 shares issued and outstanding, 44,933,013 pro forma	165	45
Additional paid-in capital	1,162	8,797
Deferred Compensation	(669)	(669)
Retained Earnings	2,651	2,651

Total stockholders’ equity	3,309	10,824

Total capitalization	$4,609	$10,824

The 44,933,013 pro forma share numbers at March 31, 2002 exclude:

•	5,696,378 shares of our common stock issuable upon exercise of warrants held by selling stockholders at a weighted-average exercise price of $12.55 per share;

•	2,668,033 shares of our common stock subject to outstanding options under the Company’s 1993 stock plan at a weighted-average exercise price of $0.0747 per share;

•	824,190 shares of our common stock subject to outstanding options under the Nettaxi.com 1998 and 1999 stock option plans at a weighted-average exercise price of $19.67 per share.

DIVIDEND POLICY

We have never paid cash dividends on our capital stock. We currently intend to retain future earnings to finance the growth and development of our business, and we do not anticipate paying any cash dividends in the foreseeable future.

PRICE RANGE OF OUR COMMON STOCK

Prior to the merger transaction between Nettaxi.com and RAE Systems Inc., from October 12, 1998 until April 9, 2002, Nettaxi’s common stock was traded on the OTC Bulletin Board under the trading symbol “NTXY”. Following the merger transaction, our common stock has traded on the OTC Bulletin Board under the symbol “RAEE.OB”. Prior to the completion of the merger transaction, RAE Systems’ securities were not publicly traded. The following table sets forth, for the periods indicated, the high and low bid prices for our common stock as reported by various Bulletin Board market makers. The quotations do not reflect adjustments for retail mark-ups, mark-downs, or commissions and may not necessarily represent actual transactions. The bid prices reflected below have been adjusted to account for a 1 for 5.67 reverse stock split of our common stock on April 9, 2002.

	High	Low
Fiscal Year Ending December 31, 2000
First Quarter	$51.37	$7.94
Second Quarter	$37.54	$5.33
Third Quarter	$8.05	$2.38
Fourth Quarter	$2.95	$0.74
Fiscal Year Ending December 31, 2001
First Quarter	$1.70	$0.74
Second Quarter	$2.84	$0.51
Third Quarter	$2.04	$0.45
Fourth Quarter	$1.08	$0.51
Fiscal Year Ending December 31, 2002
First Quarter	$1.59	$0.62

On May 23, 2002, the last reported sale price for our common stock on the OTC Bulletin Board was $1.06 per share.

SELECTED CONSOLIDATED FINANCIAL DATA

The following selected consolidated financial data as of December 31, 2001 and 2000 and for the years ended December 31, 2001, 2000 and 1999 have been derived from the Company’s audited consolidated financial statements included elsewhere in this prospectus. The selected consolidated financial data as of December 31, 1999 are derived from the Company’s audited consolidated financial statements not included in this prospectus. The selected consolidated financial data as of December 31, 1998 and 1997, and for the years ended December 31, 1998 and 1997, and the selected consolidated interim financial data as of March 31, 2002 and 2001, and for the three months ended March 31, 2002, have been derived from the unaudited consolidated financial statements of RAE and have been prepared on the same basis as the audited consolidated financial statements and, in the opinion of management, contains all adjustments, consisting only of normal recurring adjustments, necessary for the fair presentation of the consolidated financial data as of these dates and for these periods. The pro forma data as of March 31, 2002 is unaudited and gives effect to the merger of RAE Systems Inc and Nettaxi.com as if the transaction had occurred as of March 31, 2002. The data for the three months ended March 31, 2002 are not necessarily indicative of the results that may be expected for any future period or for a full year. This information should be read in conjunction with the Consolidated Financial Statements and Notes thereto and “Management’s Discussion and Analysis of Financial Condition and Results of Operations”, appearing elsewhere in this prospectus.

	Three Months Ended March 31,		Year Ended December 31,
	2002	2001	2001	2000	1999	1998	1997
	(Unaudited)	(Unaudited)				(Unaudited)	(Unaudited)
Statement of Operations Data:
Net sales	$4,545,300	$4,527,000	$19,013,600	$18,194,100	$10,832,900	$9,436,300	$6,611,200
Gross margin	$2,520,500	$2,690,500	$11,971,700	$11,615,100	$7,702,600	$6,629,100	$4,583,500
Income (loss) from operations	$(201,800)	$(5,200)	$(97,200)	$1,281,700	$822,300	$2,116,000	$1,169,500
Net income (loss)	$(179,000)	$34,500	$136,800	$829,200	$505,900	$1,397,200	$776,900
Basic income (loss) per share	$(0.01)	$0.00	$0.01	$0.06	$0.03	$0.10	$0.05
Diluted income (loss) per share	$(0.01)	$0.00	$0.01	$0.04	$0.02	$0.07	$0.04
Weighted-Average Common Shares:
Basic outstanding shares	16,494,142	15,261,077	15,596,922	14,763,896	14,575,856	14,459,050	14,400,000
Diluted outstanding shares	16,494,142	23,789,087	23,934,985	22,881,410	22,601,412	21,259,050	21,200,000

	At March 31, 2002		At December 31,
	Actual	Pro Forma	2001	2000	1999	1998	1997
	(Unaudited)	(Unaudited)				(Unaudited)	(Unaudited)
Balance Sheet Data:
Working capital	$4,563,000	$11,113,500	$5,105,900	$4,528,900	$1,280,000	$1,465,400	$1,355,900
Total Assets	$15,529,500	$17,319,200	$15,043,200	$12,706,400	$8,804,600	$5,546,100	$4,201,500
Long-term Liabilities	$659,300	$659,300	$644,300	$819,100	$450,600	$39,800	$75,600
Total stockholders’ equity	$3,308,900	$10,824,400	$3,438,500	$2,954,800	$2,034,000	$1,502,900	$2,321,400

The pro forma balance sheet data presented as of March 31, 2002 above reflects (i) the merger of RAE Systems Inc. and Nettaxi.com and contemporaneous recapitalization; (ii) the receipt of approximately $7 million of cash from Nettaxi.com upon consummation of the merger with Nettaxi.com and subsequent paydown of approximately $4.4 million in short-term borrowings; and (iii) the conversion of 1,700,000 shares of convertible redeemable preferred stock into 6,800,000 shares of common stock.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS

The following discussion contains forward-looking statements. In some cases, readers can identify forward-looking statements by terminology such as “may,” “will,” “should,” “could,” “expects,” “plans,” “anticipates,” “believes,” “estimates,” “predicts,” “potential,” or “continue.” These statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to be materially different from those stated herein. Although management believes that the expectations reflected in the forward-looking statements are reasonable, the Company cannot guarantee future results, performance, or achievements. For further information, refer to the section entitled “Risk Factors” in this prospectus. The following discussion should be read in conjunction with the consolidated financial statements and the notes thereto included elsewhere in this prospectus.

OVERVIEW

RAE Systems Inc. (“RAE”) was incorporated in 1991. From our founding through the launch of our initial product in 1993, we were primarily involved in research and development activities, raising capital and building its infrastructure. In 1996, we commenced our international operations in Jiading, Shanghai, where we manufacture approximately 25% of our components and products. In 1998, we established our Hong Kong sales office.

On April 9, 2002, immediately prior to the consummation of the merger between Nettaxi.com, a Nevada corporation and RAE Systems Inc., a California corporation, a 1 for 5.67 reverse split of Nettaxi’s common stock was effected, Nettaxi was reincorporated under the laws of the state of Delaware, and our name was changed to RAE Systems Inc. Although the former Nettaxi was the surviving corporation in the merger transaction, the stockholders and management of the former RAE Systems acquired control of Nettaxi at the effective time of the merger. The merger transaction has been treated as a reverse merger for accounting purposes, whereby RAE Systems is deemed to be the acquirer and Nettaxi is deemed to be the acquired entity.

We generate revenue from the sale of our gas monitoring devices and wireless systems, as well as through the service and repair of our equipment. We sell our products through a network of approximately 140 distributors, which account for approximately 90% of our sales. Our customer base is varied, spanning a variety of industries, including government, airlines, oil, industrial, aerospace, chemical and shipping. In the quarter ended March 31, 2002, approximately 76% of our sales were made to customers in North America, with the remaining 24% to customers in Europe, Asia and other countries around the world.

While we continue to strengthen our presence in the portable gas monitoring business, we have redirected a few of our current resources to focus on the emerging opportunities in the wireless systems business. This business will be based on our wireless platform. We have hired a key individual in research and development to assist in the design and development of the network technology, and also hired a wireless marketing expert. Our sales and marketing departments have been restructured to add focus to the wireless business. Specifically, we have transferred several key individuals from research and development as application engineers in support of the project, and formed a wireless business unit within the marketing area. We have made strategic changes in the sales organization, thus providing the requisite focus to penetrate the wireless market.

CRITICAL ACCOUNTING POLICIES

Management believes the following critical accounting policies affect its more significant estimates and assumptions used in the preparation of the consolidated financial statements contained in this prospectus.

The Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognition

We recognize sales upon shipment provided no significant obligations remain and collection is probable. A provision for estimated product returns is established at the time of sale based upon historical return rates adjusted for current economic conditions. Service revenues relating to maintenance services performed by us, which represent less than 5% of net revenues are recognized as earned based upon contract terms, which is generally ratable over the term of service. Net sales includes amounts billed to customers in sales transactions for shipping and handling, as prescribed by the Emerging Issues Task Force Issue No. 00-10 Accounting for Shipping and Handling Fees and Costs. Shipping fees represent approximately 1% of net revenues.

Stock-Based Incentive Programs

Statement of Financial Accounting Standards (SFAS) No. 123, Accounting for Stock-Based Compensation, encourages entities to recognize compensation costs for stock-based employee compensation plans using the fair value based method of accounting defined in SFAS No. 123, but allows for the continued use of the intrinsic value based method of accounting prescribed by Accounting Principles Board (APB) Opinion No. 25, Accounting for Stock Issued to Employees. The Company continues to use the accounting prescribed by APB Opinion No. 25, and as such, is required to disclose pro forma net income and earnings per share as if the fair value based method of accounting had been applied.

In March 2000, the Financial Accounting Standards Board (FASB) issued Interpretation (Interpretation) No. 44, Accounting for Certain Transactions involving Stock Compensation, an Interpretation of APB Opinion No. 25, which became effective July 1, 2000. Interpretation No. 44 clarifies (a) the definition of employee for purposes of applying Opinion 25, (b) the criteria for determining whether a stock compensation plan qualifies as a noncompensatory plan, (c) the accounting consequences of various modifications to the terms of a previously fixed stock option or award, and (d) the accounting for an exchange of stock compensation awards in a business combination. Adoption of the provisions of the Interpretation had no significant impact on the Company’s consolidated financial statements.

RESULTS OF OPERATIONS

Comparison of Quarters ended March 31, 2001 and 2002.

On April 9, 2002, immediately prior to the consummation of the merger between Nettaxi.com, a Nevada corporation and RAE Systems Inc., a California corporation, a 1 for 5.67 reverse split of Nettaxi’s common stock was effected, Nettaxi was reincorporated under the laws of the state of Delaware, and the name was subsequently changed to RAE Systems Inc. Although the former Nettaxi was the surviving corporation in the merger transaction, the stockholders and management of the former RAE Systems acquired control of Nettaxi at the effective time of the merger. The merger transaction will be treated as a reverse merger for accounting purposes, whereby RAE Systems is deemed to be the acquirer and Nettaxi is deemed to be the acquired entity.

Net Sales.    Net sales remained constant at $4.5 million for the quarter ended March 31, 2002 as compared to the quarter ended March 31, 2001. Although net sales remained constant, there was a decrease in sales resulting from an economic downturn in Canada, and the central and southern regions of the United States. This decrease was offset by an increase in revenue from Asia, Mexico and the western region of the United States.

Cost of Sales.    Cost of sales increased from $1.8 million for the quarter ended March 31, 2001 to $2.0 million for the quarter ended March 31, 2002, an increase of 10.3%. This increase was primarily due to a transfer of certain personnel from R&D to manufacturing, and the hiring of key personnel to manage the worldwide manufacturing effort. Gross margins decreased from $2,690,500, or 59.4% of revenue, for the quarter ended March 31, 2001 to $2,520,500, or 55.4% of revenue, for the quarter ended March 31, 2002. This decrease was primarily the result of decreases in the price of certain products to remain competitive in the market place as well as increases in personnel and personnel related expenditures.

Sales and Marketing.    Sales and marketing expenses remained constant at $1.1 million for the quarter ended March 31, 2001 as compared to the quarter ended March 31, 2002. We realized an increase in the sales and marketing cost resulting from the reorganizing of both the sales and marketing departments to support the wireless systems business that we are currently pursuing. The increase in the reorganizing cost of $100,000 was offset significantly by a decrease in commissions resulting from the elimination of our outside sales representatives.

Research and Development.    Research and development expenses decreased from $744,300 for the quarter ended March 31, 2001 to $725,900 for the quarter ended March 31, 2002, a decrease of 2.5%. The decrease is primarily attributable to a reduction in headcount of REnex, a 47% owned subsidiary. The decrease is also attributable to a decrease in personnel and personnel related costs in the United States. These decreases were partially offset by the addition of engineering resources in our overseas entity.

General and Administrative.    General and administrative expenses increased from $758,900 for the quarter ended March 31, 2001 to $845,200 for the quarter ended March 31, 2002, an increase of 11.4%. In connection with our merger with Nettaxi.com, we incurred professional fees that we would not have otherwise incurred. Specifically, we had an increase in accounting fees of $146,000 resulting from the audit for the years 1999 through 2001. Relative to 2001, we decreased expenditures in the areas of outside services and personnel related expenses by $50,000.

Legal Fees and Settlement Costs.    Legal fees and settlement costs decreased from $136,700 for the quarter ended March 31, 2001 to $77,900 for the quarter ended March 31, 2002, a decrease of 43%. The decrease is attributable to lower litigation fees in connection with the ongoing lawsuits.

Other Income (Expense).    Other Income (Expense) decreased from $53,300 for the quarter ended March 31, 2001 to $23,900 for the quarter ended March 31, 2002, a decrease of 57%. This decrease is due primarily to a decrease in interest income of $20,100 resulting from a decline in interest rates, and our minority interest in the losses of the consolidated subsidiary of $9,400.

Net (Loss) Income.    Net income for the quarter ended March 31, 2001 was $34,500. For the same period in 2002, we had a net loss of $179,000, a decrease of $213,500. The decrease of net income was primarily the result of an increase in the cost of sales of $188,300, and the increase in audit fees of $146,000. These increases in cost were partially offset by a decrease in legal fees of $58,800, research and development of $18,400 and the interest income of $23,900.

Segment Information

We operate in one business segment, and we use one measure of profitability to manage our business. Approximately 21% of our long-lived assets are located in China, and approximately 14% of our long-lived assets are located in Hong Kong, with the remaining long-lived assets located in the United States.

Comparison of Years Ended December 31, 2000 and 2001

Net Sales.    Net sales increased from $18.2 million for the year ended December 31, 2000 to $19.0 million for the year ended December 31, 2001, an increase of 4.5%. Sales for the year ended December 31, 2000 included the recognition of $3.8 million from a single contract, the proceeds of which were recognized entirely in 2000. Excluding revenue derived from the contract, our net sales increased by $4.6 million, or 31.9%, for the year ended December 31, 2001 as compared to the year ended December 31, 2000. The increase in net sales was due to an increase in the amount of sales of our products, including sales in the tube market.

Cost of Sales.    Cost of sales increased from $6.6 million for the year ended December 31, 2000 to $7.0 million for the year ended December 31, 2001. The increase was due primarily to an increase in sales. Gross margins decreased from 63.8% for the year ended December 31, 2000 to 63.0% for the year ended December 31, 2001. The decrease in gross margins was primarily the result of decreases in the prices of certain products in order to remain competitive in the market place. This decrease was offset by the introduction of new products with higher gross margins.

Sales and Marketing.    Sales and marketing expenses decreased from $4.6 million for the year ended December 31, 2000 to $4.5 million for the year ended December 31, 2001. The decrease was due primarily to a decrease in trade show expenses.

Research and Development.    Research and development expenses increased from $3.2 million for the year ended December 31, 2000 to $3.3 million for the year ended December 31, 2001. The completion of the development of various products resulted in a reduction of approximately $500,000 in research and development expenses in 2001 as personnel costs, consulting fees and raw materials costs associated with such development were eliminated. The reclassification of five employees from research and development to manufacturing resulted in a decrease of $176,000 of research and development expenses in 2001. The consolidation of REnex, our 47% owned subsidiary resulted in an increase of research and development expenses of $792,000 for the year ended December 31, 2001.

General and Administrative.    General and administrative expenses increased from $2.2 million for the year ended December 31, 2000 to $3.1 million for the year ended December 31, 2001. The increase was primarily due to additional personnel and personnel related expenses as well as an increase in bad debt and miscellaneous reserves. Also, in connection with various stock option grants to employees and consultants, RAE incurred non-cash compensation charges of $200,100 for the year ended December 31, 2001 as compared to $62,100 for the year ended December 31, 2000.

Legal Fees and Settlement Costs.    Legal fees and settlement costs increased from $291,100 for the year ended December 31, 2000 to $1.2 million for the year ended December 31, 2001. The increase was primarily due to costs associated with the settlement and litigation of various lawsuits.

Other Income (Expense).    Other income (expense) increased from ($33,900) for the year ended December 31, 2000 to $288,100 for the year ended December 31, 2001. The increase was primarily attributable to the effects of the $427,300 increase in the minority interest’s share in the losses of REnex.

Net income.    Net income decreased from $829,200 for the year ended December 31, 2000 to $136,800 for the year ended December 31, 2001. The decrease in net income was primarily the result of an increase in legal fees and settlement cost, general and administrative expenses, and the increased research and development activity at REnex, which was partially offset by the minority interest’s share in the losses of REnex and by lower research and development activity at RAE.

Comparison of Years Ended December 31, 1999 and 2000

Net Sales.    Net sales increased from $10.8 million for the year ended December 31, 1999 to $18.2 million for the year ended December 31, 2000, an increase of 68.0%. The increase in net sales is attributable to the recognition of $3.8 million from a single contract, the proceeds of which were recognized entirely in 2000, as well as the introduction of several new volatile organic compound detectors, including the MiniRAE 2000, DRAE, ppbRAE, QRAE and QRAE+.

Cost of Sales.    Cost of sales increased from $3.1 million for the year ended December 31, 1999 to $6.6 million for the year ended December 31, 2000. The increase was due primarily to an increase in sales, and material costs associated with the DRAE, ppbRAE, QRAE and QRAE+. Gross margins decreased from 71.1% for the year ended December 31, 1999 to 63.8% for the year ended December 31, 2000. The decrease in gross margins was due to a shift in the product mix, promotions on certain product lines, as well as higher volume discounts and competitive price reductions as a means of increasing market share.

Sales and Marketing.    Sales and marketing expenses increased from $3.4 million for the year ended December 31, 1999 to $4.6 million for the year ended December 31, 2000. The increase was due primarily to the increase in personnel and personnel related expenses, as well as advertising expenses related to new product introductions

Research and Development.    Research and development expenses increased from $1.4 million for the year ended December 31, 1999 to $3.2 million for the year ended December 31, 2000. The increase was primarily attributable to an increase in personnel and personnel related costs, consulting services and project material to support new product and wireless development. The consolidation of REnex, our 47% owned subsidiary resulted in an increase of research and development expenses of $83,000 for the year ended December 31, 2000.

General and Administrative.    General and administrative expenses increased from $1.8 million for the year ended December 31, 1999 to $2.2 million for the year ended December 31, 2000. The increase was primarily due to an increase in general and administrative headcount to support our expanding business.

Other Income (Expense).    Other income (expense) decreased from $13,900 for the year ended December 31, 1999 to ($33,900) for the year ended December 31, 2000. The decrease was the result of an increase of $184,900 in interest expense, which was offset by $109,200 increase in interest and other income, and further offset by $27,900 representing the minority interest’s share in the losses of REnex.

Liquidity and Capital Resources

To date, we have financed our operations primarily through bank borrowings and revenues from operations. We had two outstanding lines of credit as of March 31, 2002. The first line of credit was for $2.0 million, with approximately $500,000 available. The second line of credit was for $3.0 million, with approximately $1.0 million available. Subsequent to March 31, 2002, we paid off the liability related to our lines of credit. These lines of credit have been closed.

As of March 31, 2002, we had $6.8 million in cash and cash equivalents, of which approximately $1.1 million of cash has been earmarked specifically for research and development activities at REnex. In addition, $3.0 million was restricted as collateral against a $3 million standby letter of credit. Subsequent to March 31, 2002, the restriction expired as we satisfied the letter of credit. At March 31, 2002, we had $4.6 million of working capital (the excess of current assets over current liabilities).

In connection with our merger transaction with Nettaxi.com, we gained access to approximately $7 million in cash held by Nettaxi.com. This cash was used to pay off approximately $4.4 million in bank loans, and the remainder will be used to fund our growth.

Net cash provided in operating activities for the quarter ended March 31, 2002 was $433,800, as compared with net cash used by operating activities of $235,100 for the quarter ended March 31, 2001. The $668,900 increase in net cash provided in operating activities is primarily the result of a change in operating assets and liabilities, including deferred income taxes. For the quarter ended March 31, 2002, changes in operating assets and liabilities, including deferred income taxes provided an increase of $527,500 in operating cash flows, whereas for the quarter ended March 31, 2001, operating assets and liabilities, including deferred income used $511,600 in operating cash flows, resulting in a net increase of $1.0 million. The favorable effects on operating cash flows of the change in operating assets and liabilities, including deferred income taxes are primarily reflected in inventories in the amount of $711,200.

Net cash used in investing activities for the quarter ended March 31, 2002 was $326,400, as compared with net cash used in investing activities of $55,000 for the quarter ended March 31, 2001. Cash used in investing activities was primarily due to the deposits and pre-merger cost of $251,500 for the quarter ended March 31, 2002 as compared to $9,000 for the quarter ended March 31, 2001.

Net cash used by financing activities for the quarter ended March 31, 2002 was $31,900 as compared with net cash used in financing activities of $146,400 for the quarter ended March 31, 2001. Cash used in financing activities for the quarter ended March 31, 2001 was primarily the result of payments on notes payable and lines of credit of $164,000.

We believe that our existing balances of cash and cash equivalents, together with cash generated from product sales and cash made available to us as a result of our merger with Nettaxi, will be sufficient to meet our cash needs for working capital and capital expenditures for at least the next twelve months. Our future capital requirements will depend on many factors that are difficult to predict, including the size, timing and structure of any future acquisitions, future capital investments, and future results of operations. Any future financing we may require may be unavailable on favorable terms, if at all. Any difficulty in obtaining additional financial resources could force us to curtail our operations or could prevent us from pursuing our growth strategy. Any future funding may dilute the ownership of our shareholders.

Market Risk

The following discussion analyzes our disclosure to market risk related to concentration of credit risk, changes in interest rates and foreign currency exchange rates.

Concentration of Credit Risk

Currently, we have cash and cash equivalents deposited with three large United States financial institutions and one large Hong Kong financial institution. Our deposits may exceed the amount of insurance available to cover such deposits. To date, we have not experienced any losses of deposit of cash and cash equivalents. Management regularly reviews our deposit amounts and the credit worthiness of the financial institution which holds our deposits.

Interest Rate Risk

As of March 31, 2002, we had cash and cash equivalents of $6.8 million consisting of cash and highly liquid short-term investments, which were partially offset by $4.4 million in notes payable and lines of credit. The impact of interest rate fluctuations was immaterial. Declines of interest rates over time will, however, reduce our interest income from our short-term investments.

Foreign Currency Exchange Rate Risk

To date, substantially all of our recognized revenue has been denominated in United States dollars and generated primarily from customers in the United States, and our exposure to foreign currency exchange rates has been immaterial. We expect, however, that future products and service revenue may also be derived from international markets and may be denominated in the currency of the applicable market. As a result, our operating results may become subject to significant fluctuations based upon changes in exchange rates of specific currencies in relation to the United States dollar. Furthermore, to the extent that we engage in international sales denominated in United States dollars, an increase in the value of the United States dollar relative to foreign currencies could make our products and services less competitive in international markets. Although we would continue to monitor our exposure to currency fluctuations, and, when appropriate, may use financial hedging techniques in the future to minimize the effect of these fluctuations, we cannot assure you that exchange rate fluctuations will not adversely affect our financial results in the future.

BUSINESS

RAE Systems Inc., originally founded in 1991, designs and manufactures portable gas detection instruments and wireless monitoring and communications equipment. Our products and services enable our customers to monitor gas and other volatile organic compounds in confined spaces, and to establish a perimeter defense around hazardous material sites and sites of weapons of mass destruction.

The market for our products is diverse. Our customers operate in such industries as safety and security, oil and gas, drug manufacturing, utilities, food, chemical, airlines, military and hazardous material storage and disposal. Our monitors are used in civilian and government atmospheric monitoring programs in over 50 countries. Our products are used throughout major United States manufacturing industries. A number of federal, state and local governmental agencies have incorporated our instruments as a part of their standard protocol for responding to confined space and hazardous material incidences. Our gas detectors are also used for jet fuel vapor monitoring programs.

Our patented photoionization detector, or PID, which allows for precision gas detection monitoring down to the parts-per-million or parts-per-billion level, depending on the application, is at the heart of many of our product offerings. The development of the PID has enabled RAE to distinguish our self from our competition. As a result, we are currently able to produce portable, precise, and rugged detectors at a low cost.

RAE SYSTEMS CAPABILITIES

Our main strengths are in both sensor and measurement technology and integrated wireless technology.

Sensor and Measurement Technology

Our products are based on a comprehensive line of proprietary and patented gas and chemical sensors. We design and manufacture the following sensors:

*	Photo-ionization detectors for the measurements of volatile organic compounds, highly toxic chemical warfare agents, and toxic industrial chemicals;

*	Catalytic bead pellistors for the measurement of combustible gas;

*	Non-dispersive infrared sensor for carbon dioxide, hydrocarbons; and

*	Electro-mechanical sensors for toxic gases such as carbon monoxide.

Photo-ionization detectors use ultraviolet light to break up the molecules of the substances being detected into charged fragments or “ions”. This produces a flow of electrical current proportional to the concentration of contaminant. Our patented photo-ionization detector technology enables dependable, linear, part-per-million range readings for many toxic gases and vapors that are virtually undetectable by any other means. Photo-ionization detection is particularly suited to the detection of the highly toxic, long-chain, low vapor-pressure volatile organic compounds associated with many explosives, toxic industrial chemicals, nerve agents and chemical warfare agents.

Our individual members have gained experience at companies such as Hewlett-Packard, Tektronix, Measurex and Honeywell, our core engineering staff has developed a deep knowledge base in instrumentation development, measurement and control systems. Our core engineering staff understands the design and manufacture of compact microprocessor-based instruments, and has been able to integrate multiple gas sensors with advanced analog/digital electronics, rechargeable lithium batteries, miniature diaphragm pumps, and liquid crystal displays, into portable devices. We design our instruments to be compact, rugged and easy-to-use, as well as aesthetically pleasing in appearance.

Integrated Wireless Technology

In 1999, anticipating the emergence of robust wireless IP networks, we developed wireless capabilities for our gas monitoring instruments that enable them to detect gas from remote locations. In May 2001, we introduced the AreaRAE, a wireless-enabled gas detector, which allows for the real-time transmission of monitoring information from a base station located up to two miles away from the detectors. The AreaRAE enables hazardous materials teams, fire fighters, law enforcement officials, and other users to remain a safe distance away from toxins, flames and explosives. The AreaRAE incorporates technologies such as global positioning system and geographic information system capabilities. In addition, the AreaRAE can be made to interface with the Internet, making our measurements available from virtually any location with Internet access. We intend to further enhance our products to include video or imaging capabilities that will enable security monitoring.

In order to facilitate a systems solution whereby data from our sensors can be uploaded to the Internet, we founded REnex, a Hong Kong based, wireless systems company. We own approximately 47% of REnex and maintain control of its management. REnex is developing an Application Specific Private Exchange Network, or ASPEN, dedicated for use in industrial applications. An ASPEN is a self-sufficient plug-and-play system that can be customized to meet application specific needs and market requirements. We are currently collaborating with REnex in the design of a robust wireless communications system to address the needs of the security, petrochemical, and environmental markets, among others. ASPEN will be the foundation upon which the system is built.

Our Strategy

Since our inception, we have focused on becoming a leader in the development of gas detection monitoring devices. We intend to maintain this focus by pursuing the following strategies:

Transform from an Analytical Instrument Company to a Smart Sensing Network Platform and Solution Provider.    We seek to transform our company from an analytical instrument company to a smart sensing network platform and solution provider by offering products that enable data to be transmitted and analyzed from remote locations in the field to a base station located up to two miles from site of the detector, and ultimately hosted via the internet. We seek to create a network environment in which each of our instruments represents a node in a local area network, or LAN, and each LAN is, in turn, made a part of a wide area network, or WAN, such as the Internet. In such a network environment, instruments communicate with one another and across the VPN/Internet to provide systems solutions for various industrial and security markets that require time and life critical data any time, anywhere, including hazmat monitoring and homeland defense.

Expand into a Variety of Industries in Order to Achieve a Broad Customer Base.    We intend to leverage our core technologies across many industries in order to achieve a broad and diverse customer base. By diversifying our customer base, we hope to become less susceptible to the economic downturns and business cycles of any single industry.

Continue to Develop and Bring to Market Products Based on Patented Technology.    We intend to continue to develop products based on our patented technology that are distinguishable from other products in the marketplace, and therefore help provide insulation from competitive pricing pressures. Through both acquisitions and in-house research and development efforts, we intend to develop new technologies such as Ion Mobility Spectroscopy, Gas Chromatography, and Surface Acoustic Wave.

Fully Leverage Our Low-Cost Manufacturing Base in China.    As part of our overall strategy, we intend to increasingly utilize our low-cost manufacturing facilities in China, thereby lowering our production costs and increasing the gross margins on our products.

Competitive Strengths

As an instrument manufacturer, we have differentiated ourselves from our competition by developing specific chemical sensors, including an array of gas detectors, photo-ionization detectors, catalytic combustion sensors, non-dispersive infrared sensors, corona discharge ionization detectors, and electrochemical gas sensors. These key components allow us to innovate and create new product offerings that other instrument manufacturers may find difficult to rival, especially those competitors that rely on off-the-shelf components. Our technology is protected by 14 patents, 6 of which have been granted.

As a design and development company, we have significant experience in our industry and understand the need for microprocessor-based instruments. We have successfully integrated our gas detection technology with advanced analog/digital electronics, rechargeable lithium batteries, miniature diaphragm pumps, and liquid crystal displays into a broad family of compact, technologically advanced gas detection products. Our instruments are user friendly, durable, and used by mobile industrial workers, municipal employees, law enforcement agencies, and safety and hygiene professionals.

Strategic Relationships

We have entered into a collaboration agreement with the URS Corporation, a design/construction company, pursuant to which we will combine our collective engineering and application resources to market our products to federal and state governments. The first collaborative project between URS and us involves the sale of our products to the McClellan Air Force Base.

Sales And Marketing

Our products are sold through a worldwide organization that includes direct sales personnel and distributors managed through our Sunnyvale, California and Hong Kong offices. We have a sales and distribution presence in the United States, Canada, Western Europe, Mexico, Latin America, Japan and Singapore, as well as in Beijing, Shanghai, and other petroleum-focused provinces in China. As of March 31, 2002, we employed 41 people in sales and marketing and customer support services. In addition, we have a total of 140 distributors which account for approximately 90% of our revenues.

In the quarter ending March 31, 2002, approximately 76% of our revenues were derived from sales in North America and approximately 24% of revenues were derived from international sales. Of the international sales, approximately 46% of international sales represent sales in Europe, 27% represent sales in Asia and the remainder represent sales in other portions of the world.

Our products are marketed through direct mail and print advertisements, as well as the dissemination of brochures and other marketing collateral. We participate in industry trade shows and have a presence on the Internet where we take orders and provide information on our product offerings.

Research And Development

We are in the process of expanding our product offerings to include a fixed sensor module, a wider variation of tubes and pumps, as well as instruments that increase selectivity in gas monitoring. As of March 31, 2002, we employed 32 people in research, development and engineering.

Our research and development process is done in collaboration with our manufacturing department. Such collaboration ensures the manufacturability of the product, and expedites the transition from the conceptual design phase to actual production.

We are engaged in a collaborative effort with the Shanghai University in China, which is known for its research depth in the electronics engineering, telecommunications, and material science fields. This collaboration has allowed for cost effective and high return research and development activities, including instrument development and sensor technology. We are able to draw on the expertise of the professors at Shanghai University, and recruit from the talent pool that the university has to offer.

Manufacturing

We have a wholly-owned offshore manufacturing subsidiary, WaRAE, in Shanghai, China where approximately 25% of our components and products are manufactured. WaRAE operates two manufacturing sites in Shanghai, both of which are leased. The facilities consists of 1,800 square meters and 4,000 square meters of manufacturing space, respectively, and enable us to be cost competitive, while maintaining high quality manufacturing standards. We also have a manufacturing, integration and test site in Sunnyvale, California, where we manufacture some of our more complex and sensitive sensors. We have been ISO 9001 certified since 1998, and WaRAE is ISO 9001 certified, as well. As of March 31, 2002, we employed 154 people in manufacturing, of which 125 are located in Shanghai, and the remainder in the United States.

Competition

Competitors in the gas monitoring industry differentiate themselves on the basis of their technology, quality of product and service offerings, cost, and time to market. While we believe we compete strongly in these categories, and thus considers ourselves one of the industry leaders in the design, development and manufacture of gas monitoring devices, we face significant competition. Our primary competitors include Industrial Scientific Corporation, Mine Safety Appliances Company, BW Technologies, PerkinElmer, Inc., Drager Safety Inc., Gastec Corporation, and Bacou-Dalloz.

Many of our competitors have longer operating histories, larger customer bases, greater brand recognition and significantly greater financial and marketing resources than us. In addition, some of our competitors may be able to:

—	Devote greater resources to marketing and promotional campaigns;

—	Adopt more aggressive pricing policies; and/or

—	Devote more resources to technology and systems development.

If we are unable to compete successfully, our business could be seriously harmed.

Facilities

Our corporate headquarters and principal offices are located in a leased facility in Sunnyvale, California. The Sunnyvale facility consists of approximately 25,000 square feet for our headquarters, which includes research and development, sales and marketing, and general and administrative operations, under leases expiring in May 2004. The current facility is adequate to meet the needs of our current operations.

We maintain a sales office in Fan Ling, Hong Kong, from which we sell our products to Asia. The lease of the Fan Ling office has been renegotiated for a period of three years commencing in January 2002. Through our wholly-owned subsidiary, WaRAE, we lease two manufacturing sites in Jiading, Shanghai consisting of approximately 1,800 square meters and 4,000 square meters, respectively. The first of the two leases will expire in phases from January 2005 until March 2006. In January 2002, we entered into a five-year lease agreement with an option to buy for the second of the two leases.

Legal Proceedings

On November 21, 2001, we filed a patent infringement claim in the United States District Court of the Northern District of California against Ion Science and its distributors. The suit alleges that Ion Science manufactures, uses, imports into the United States, offers for sale, and sells photo-ionization detectors, including but not limited to the “PhoCheck” line of photo-ionization detectors. The suit further alleges that Ion Science’s photo-ionization detectors, including but not limited to its “PhoCheck” line of photo-ionization detectors, infringe patents held by us. We intend to pursue the lawsuit vigorously. We expect to incur substantial legal fees and expenses in connection with the litigation, which may also result in the diversion of our internal resources. As a result, our pursuit of this litigation, regardless of its eventual outcome, could be costly and time consuming. The litigation is in the preliminary stage, and we are unable to predict its final outcome. However, an adverse outcome could materially affect our results of operations and financial position.

On October 23, 2001, the estate of Virgil Johnson filed a products liability and wrongful death lawsuit against us in the District Court of Harris County, Texas. The plaintiffs allege that our product was defective and unsafe for its intended purposes at the time it left our premises, and that the product was defective in that it failed to conform to the product design and specifications of other gas monitors. Additionally, the plaintiffs allege that the product was defectively designed and marketed so as to render it unreasonably dangerous to the plaintiff. In the event that we do not have adequate insurance coverage for the expenses related to the lawsuit, we may incur substantial legal fees and expenses in connection with the litigation. The litigation may also result in the diversion of our internal resources. Our defense of this litigation, regardless of its eventual outcome, will likely be costly and time consuming. The litigation is in the preliminary stage, and we are unable to predict its final outcome. However, an adverse outcome could materially affect our results of operations and financial position.

On March 26, 2002, Straughan Technical Distribution, LLC, filed a lawsuit against us in the Superior Court of the State of California for the County of Santa Clara. A similar lawsuit pending in District Court of Harris County, Texas was served on us on March 27, 2002. In these nearly identical lawsuits, Straughan, a distributor of Gastec Gas Detection Devices, claims to have experienced diminished sales to its customers, loss of profits and other damages as a result of the stated allegations, which include claims for interference with present and prospective business relations, false advertising, trade dress infringement, slander and antitrust violations. On April 17, 2002, we removed the California action to the United States District Court for the Northern District of California, and on April 18, 2002, we removed the Texas action to the United States District Court for the Southern District of Texas. In the event that we do not have adequate insurance coverage for the expenses related to the lawsuit, we may incur substantial legal fees and expenses in connection with the litigation. The litigation may also result in the diversion of our internal resources. Our defense of this litigation, regardless of its eventual outcome, will likely be costly and time consuming. The litigation is in the preliminary stage, and we are unable to predict its final outcome. The litigation is in the preliminary stage, and we are unable to predict its final outcome. However, an adverse outcome could materially affect our results of operations and financial position.

In addition to the litigation described above, from time to time we may be subject to various legal proceedings and claims that arise in the ordinary course of business.

Employees

As of March 31, 2002, we employed 257 individuals. Of those 257 individuals, 154 were in manufacturing (125 in China; 29 in the US), 32 in Research, Development and Engineering, 41 in Sales and Marketing, and 30 in Information Technology and Administration. Our employees are not covered by a collective bargaining agreement. We have never experienced an employment-related work stoppage and consider our employee relations to be good.

MANAGEMENT

Executive Officers and Directors

The following table sets forth the current directors, executive officers, and other key employees of RAE, their ages and the positions held by them.

Name	Age	Position
Robert I. Chen	54	President, Chairman, Chief Executive Officer, Director
Joseph Ng	54	Vice President, Business Development, Chief Financial Officer
Peter H. Hsi	52	Vice President, Chief Technology Officer, Director
Robert E. Henderson	49	Vice President, Marketing
Lyle D. Feisel	66	Director
Neil W. Flanzraich	58	Director
Edward C. Ross	60	Director

ROBERT I. CHEN co-founded RAE in 1991 and has served as President, Chief Executive Officer, and as a member of the board of directors since our inception. From 1981 to 1990, Mr. Chen served as President and Chief Executive Officer of Applied Optoelectronic Technology Corporation, a manufacturer of computer-aided test systems, a company he founded and subsequently sold to Hewlett Packard. Mr. Chen currently serves on the board of directors for the Shanghai Ericsson Simtek Electronics Company, Limited, a telecommunications and electronics company. Mr. Chen received a B.S.E.E. from Taiwan National Cheng Kung University, a M.S.E.E. from South Dakota School of Mines and Technology, and graduated from the Harvard Owner/President program.

JOSEPH NG has served as our Vice President of Business Development and Chief Financial Officer since February 2001. From 1999 to 2001, Mr. Ng was the Marketing Manager for the E-Services Division of Hewlett-Packard, and from 1997 to 1999, the Controller for the Personal Computer and Printer Division of Hewlett-Packard. From 1995 to 1997, Mr. Ng was the Controller for the Computer Division of Hewlett-Packard-Japan, and from 1988 to 1990, the Chief Financial Officer for Applied Optoelectronic Technology Corporation. Mr. Ng received a B.S. in Accounting from Baruch College, and a M.A. in History from Stanford University. Mr. Ng is a certified public accountant in the State of California.

PETER H. HSI co-founded RAE in 1991 and has served as our Vice President, Chief Technology Officer, and as a member of the board of directors since our inception. Prior to co-founding RAE, Dr. Hsi worked at Applied Optoelectronic Technology Corporation as the chief architect for semiconductor test systems. Dr. Hsi holds ten (10) patents, of which 7 have been granted and 3 are pending. Dr. Hsi received a B.S.E.E. from the National Chiao-Tung University, and a M.S. and Ph.D. in Electrical Engineering from Syracuse University.

ROBERT E. HENDERSON has served as our Vice President of Marketing since September 1999. From 1992 to 1999, he was the marketing and technical director of the Biosystems Division of Bacou USA, a consolidated safety equipment manufacturer. From 1987 to 1991, the National Manager of the Allied Safety Division of W.W. Grainger, a distributor of industrial supplies and safety equipment. From 1982 to 1986, Mr. Henderson was the Western Regional Manager of Biosystems, Inc., a supplier of gas detection, air-purification and respiratory testing equipment. From 1978 to 1982, the Senior Biologist and Vice President of Sales for the Pacific Bio Marine Laboratories, a marine biology consulting and research laboratory. Mr. Henderson is a past chair of both the American Industrial Hygiene Association Confined Space Committee, and the Instrument Products Group of the Industrial Safety Equipment Association. Mr. Henderson received a B.S. in Biological Science from Connecticut State College and a M.B.A. from the Rensselaer Polytecnic Institute.

NEIL W. FLANZRAICH has served as a member of our board of directors since December 2000. Since May 1998, he served as Vice Chairman and President of IVAX Corporation, a pharmaceutical company. From 1995 to May 1998, Mr. Flanzraich served as Chairman of the Life Sciences Legal Practice Group of Heller Ehrman White and McAuliffe, and from 1981 to 1994, Senior Vice President and member of the corporate Operating Committee at Syntex Corporation, a pharmaceutical company. Mr. Flanzraich is a director of the Whitman Education Group, Inc., IVAX Diagnostics, and Continucare Corporation. He also serves as Chairman of the Israel America Foundation. Mr. Flanzraich received an A.B. from Harvard College and a J.D. from Harvard Law School.

EDWARD C. ROSS has served as a member of our board of directors since March 2001, and is currently the President of TSMC North America. From 1998 to 2000, Dr. Ross served as Senior Vice President of the Professional Services Group of Synopsys, Inc., a computer-aided design company, where he was responsible for developing and executing Synopsys’ consulting business practices. From 1995 to 1998, Dr. Ross was the President of the Technology and Manufacturing Group of Cirrus Logic, a semiconductor company. Dr. Ross received a B.S.E.E from Drexel University, and a M.S.E.E., M.A, and Ph.D. from Princeton University.

LYLE D. FEISEL has served as a member of our board of directors since March 2001. In 2001, he retired as the Dean of the Thomas J. Watson School of Engineering and Applied Science, and Professor of Electrical Engineering at the State University of New York at Binghamton. Dr. Feisel joined the faculty of SUNY Binghamton in 1983. Dr. Feisel is a Life Fellow of the Institute of Electrical and Electronics Engineers and of the American Society for Engineering Education, and currently serves as Vice President of the Educational Activities of the IEEE. Dr. Feisel received his B.S., M.S. and Ph.D. degrees in Electrical Engineering from Iowa State University.

Composition of the Board of Directors

Our Board of Directors is currently fixed at six directors, of which five positions are currently filled. Our certificate of incorporation provides that the terms of office of the members of the Board of Directors will be divided into three classes: Class I, whose term will expire at the annual meeting of stockholders to be held in 2003, Class II, whose term will expire at the annual meeting of stockholders to be held in 2004 and Class III, whose term will expire at the annual meeting of stockholders to be held in 2005. The Class I directors are Messrs. Hsi and Ross; the Class II directors are Messrs. Flanzraich and Feisel; and the Class III director is Mr. Chen. At each annual meeting of stockholders after the initial classification, the successors to directors whose term will then expire will be elected to serve from the time of election and qualification until the third annual meeting following their election, or until the death, resignation, or removal of such director. Our non-employee directors devote such time to our affairs as is necessary to discharge their duties. There are no family relationships among any of our directors, officers or key employees, with the exception of Lien Q.C. Chen, Director of Information Technology and Order Entry, who is the wife of Robert I. Chen.

Board Committees

The audit committee of our Board of Directors oversees our independent public auditors and ensures that the Company’s accounting practices are maintained in accordance with generally accepted accounting principles. The audit committee currently consists of Messrs. Feisel, Flanzraich and Ross.

The compensation committee of our Board of Directors reviews and fixes the compensation of our officers and establishes the compensation of our employees and the employees of our subsidiaries under our employment benefit plans. The compensation committee currently consists of Messrs. Feisel, Flanzraich and Ross.

The nominating committee of our Board of Directors nominates, elects and/or appoints our officers and directors. The nominating committee currently consists of Messrs. Feisel, Flanzraich and Chen.

Compensation of Directors

Our directors do not receive cash compensation for their services as directors or members of committees of the Board of Directors. However, non–employee directors are eligible to receive stock options or restricted stock awards. See “Related Party Transactions” for a description of restricted stock awards we have made in the past to our non-employee directors. We reimburse directors for their reasonable expenses incurred in attending meetings of the Board of Directors.

Executive Compensation

Summary Compensation Information

The following table sets forth information concerning the compensation of our Chief Executive Officer and our four other most highly compensated executive officers, as of December 31, 2001, during the fiscal year ended December 31, 2001.

Summary Compensation Table

		Annual Compensation		Long Term Compensation Awards
Name and Principal Position	Year	Salary ($)	Bonus ($)	Restricted Stock Award(s) ($)		Securities Underlying Options/ SARs (#)
Robert Chen	2001	$244,039	—	—
President and Chief Executive Officer

Joseph Ng	2001	$180,615	$75,000	0	(1)	309,738	(2)
Chief Financial Officer and Vice President, Business Development

Peter Hsi	2001	$164,327	—	—
Chief Technology Officer

Robert Henderson	2001	$150,000	—	—
Vice President, Marketing

Hong Tao Sun	2001	$138,846	—	—		154,870	(2)
Vice President, Engineering

(1)
Mr. Ng was granted 309,738 shares of restricted stock at a purchase price of $0.0807 per share, the fair market value on the date of the grant, as determined by RAE Systems’ board of directors. These shares vested immediately upon the consummation of the merger transaction between RAE Systems Inc. and Nettaxi.com.

(2)
Represents options granted under RAE Systems’ 1993 Stock Plan, which we assumed in connection with the merger transaction between RAE Systems Inc. and Nettaxi.com. The number of securities underlying such options has been adjusted to reflect the exchange ratio of 1 to 1.54869 pursuant to the merger agreement. Options vest at a rate of ¼ after one year and 1/36 each month thereafter.

Stock Options Granted in Fiscal 2001

	Individual Grants				Grant Date Value
Name	Number of Securities Underlying Options/ SARs Granted (#)(1)	% of Total Options/ SARs Granted to Employees in Fiscal Year	Exercise or Base Price ($/Sh)(2)	Expiration Date	Grant Date Present Value ($)(3)
Robert Chen	—	—	—	—	—
Joseph Ng	309,738	22.86%	$.0807	05/03/11	$25,000
Peter Hsi	—	—	—	—	—
Robert Henderson	—	—	—	—	—
Hong Tao Sun	77,435	5.71%	$.0807	08/30/11	$6,250
	77,435	5.71%	$.0807	10/25/11	$6,250

(1)
Represents options granted under RAE Systems’ 1993 Stock Plan, which we assumed in connection with the merger transaction between RAE Systems Inc. and Nettaxi.com. The number of securities underlying such options has been adjusted to reflect the exchange ratio of 1 to 1.54869 pursuant to the merger agreement. Options vest at a rate of ¼ after one year and 1/36 each month thereafter.

(2)	The exercise price has been adjusted to reflect the exchange ratio of 1 to 1.54869 discussed in footnote (1) above.

(3)
Valuation is based on the fair market value per share of our common stock at the time of the grant, as determined by the board of directors, multiplied by the number of shares held by the named executive officer.

Option Exercises and Fiscal 2001 Year-End Values

The following table provides the specified information concerning exercises of options to purchase our common stock in the fiscal year ended December 31, 2001, and unexercised options held as of December 31, 2001, by the persons named in the Summary Compensation Table above. There were no exercises of options by any of the officers named in the Summary Compensation Table during the fiscal year ended December 31, 2001.

AGGREGATE OPTION EXERCISES IN LAST FISCAL YEAR AND FISCAL YEAR-END VALUES

	Number of Securities Underlying Unexercised Options At Fiscal Year End (1)		Value of Unexercised In-The-Money Options At Fiscal Year End (2)
Name	Exercisable (3)	Unexercisable	Exercisable (3)	Unexercisable
Robert Chen	—	—	$—	$—
Joseph Ng	77,435	232,303	$43,750	$131,250
Peter Hsi	—	—	$—	$—
Robert Henderson	119,380	112,924	$67,449	$63,801
Hong Tao Sun	127,445	182,293	$72,006	$102,994

(1)
Represents options granted under RAE Systems’ 1993 Stock Plan, which we assumed in connection with the merger transaction between RAE Systems Inc. and Nettaxi.com. The number of securities underlying such options has been adjusted to reflect the exchange ratio of 1 to 1.54869 pursuant to the merger agreement.

(2)
The value of unexercised options set forth above is calculated based on the value of the common stock on December 31, 2001 of $0.6457 per share (the deemed value of the common stock for accounting purposes), minus the exercise price of $0.0807 per share. The value and exercise price of the common stock underlying such options has been adjusted to reflect the exchange ratio of 1 to 1.54869 pursuant to the merger agreement.

(3)	Options become exercisable at a rate of ¼ after one year and 1/36 each month thereafter.

Stock Plans

RAE Systems 2002 Stock Option Plan

Our 2002 stock option plan was adopted by the Board of Directors in March 2002. We are authorized to issue up to 5,000,000 shares of common stock under this plan. The 2002 stock option plan is currently being administered by the Board of Directors or a duly appointed committee of the Board of Directors. The plan allows grants of incentive stock options, within the meaning of Section 422 of the Internal Revenue Code, to employees, including officers and employee directors. In addition, it allows grants of nonstatutory options to employees, non-employee directors and consultants. The plan expires in April 2012, but may be terminated sooner by the Board of Directors.

The exercise price of incentive stock options granted under the 2002 stock option plan must not be less than the fair market value of a share of the common stock on the date of grant. In the case of nonstatutory stock options, the exercise price must not be less than 85% of the fair market value of a share of the common stock on the date of grant. With respect to an incentive stock option granted to any optionee who owns stock representing more than 10% of the voting power of all classes of our outstanding capital stock, the exercise price of the option must be equal to at least 110% of the fair market value of a share of the common stock on the date of grant, and the term of the option may not exceed five years. The terms of all other options may not exceed ten years. The aggregate fair market value (determined as of the date of option grant) of the common stock for which incentive stock options may become exercisable for the first time by any optionee may not exceed $100,000 in any calendar year. The Board of Directors has the discretion to determine vesting schedules and exercise requirements, if any, of all options granted under the plan. The plan provides that in connection with a change in control, if the acquiring corporation fails to assume the plan’s outstanding options or replace them with substantially equivalent new options, the options will terminate. Additionally, the Board of Directors, in its discretion, may provide for the acceleration of the exercisability and vesting of any and all outstanding options or may provide for the cash out of any or all outstanding options in connection with a change in control.

5,000,000 shares of common stock have been reserved for issuance under the RAE Systems 2002 stock option plan. As of May 23, 2002, no options had been issued under the 2002 stock option plan, however, our board of directors has authorized the grant of options to purchase a total of 1,705,500 shares of our common stock.

RAE Systems 1993 Stock Plan

In connection with the merger transaction between Nettaxi.com and RAE Systems Inc., a California corporation, we assumed all outstanding options issued under the RAE Systems 1993 stock plan. These assumed options were converted into options to acquire our common stock, on the same terms and conditions applicable under the RAE Systems 1993 stock plan. As of May 23, 2002, there were options outstanding under the 1993 stock plan to purchase 2,668,033 shares of our common stock. The exercise prices of the outstanding options ranges from $0.0807 to $0.016. The assumed options generally vest to the extent of 25% of the total number of shares subject to the option at the end of one year after the date of grant, with the remainder vesting in 36 equal monthly installments, subject to the optionholder’s continued service with us. We registered the shares subject to issuance under the 1993 stock plan on Form S-8, filed on May 20, 2002.

Nettaxi.com 1999 Stock Option Plan.

Nettaxi.com’s 1999 stock option plan was adopted by Nettaxi.com’s board of directors in January 2000, and amended in April, 2000 to increase the number of shares reserved for issuance under the plan. Prior to the merger transaction between Nettaxi.com and RAE Systems Inc., a total of 8,900,000 shares of common stock, as adjusted for the reverse stock split, were reserved for issuance under the 1999 stock option plan. Although no additional options will be granted under the plan, options for 491,730 shares of common stock outstanding as of April 9, 2002 remain subject to the provisions of the plan and the plan will continue to be administered by our Board of Directors. The exercise prices of the outstanding options ranges from $0.74 to $13.84. The shares subject to issuance under the 1999 stock option plan have been registered on Form S-8 (File No. 333-32678).

Optionees have no rights as stockholders with respect to shares subject to option prior to the issuance of shares pursuant to the exercise thereof. Options issued to employees under the 1999 Stock Option Plan expire no later than ten years after the date of grant. Options granted under the 1999 stock option plan become exercisable at such time and for such amounts as previously determined by Nettaxi.com’s board of directors or Compensation Committee at the time of the grant of the option. An optionee may exercise a part of the option from the date that part first becomes exercisable until the option expires. The purchase price for shares to be issued to an employee upon his exercise of an option was previously determined by the Nettaxi.com board of directors or Compensation Committee on the date the option was granted. The purchase price is payable in full in cash, by promissory note, by net exercise or by delivery of shares of our common stock when the option is exercised. The 1999 stock option plan provides for adjustment as to the number and kinds of shares covered by the outstanding options and the option price therefor to give effect to any stock dividend, stock split, stock combination or other reorganization of or by Nettaxi.

Nettaxi.com 1998 Stock Option Plan.

Nettaxi.com’s 1998 stock option plan was adopted by Nettaxi.com’s board of directors, and ratified and approved by its stockholders, as of September 29, 1998. Prior to the merger transaction between Nettaxi.com and RAE Systems Inc., a total of 3,000,000 shares of common stock, as adjusted for the reverse stock split, were reserved for issuance under the 1998 stock option plan. Although no additional options will be granted under the plan, options for 332,460 shares of common stock outstanding as of April 9, 2002 remain subject to the provisions of the plan and the plan will continue to be administered by our Board of Directors. The exercise prices of the outstanding options ranges from $0.57 to $84.34. The shares subject to issuance under the 1999 stock option plan have been registered on Form S-8 (File No. 333-32678).

Optionees have no rights as stockholders with respect to shares subject to option prior to the issuance of shares pursuant to the exercise thereof. Options issued to employees under the 1998 stock option plan expire no later than ten years after the date of grant. Options granted under the 1998 stock option plan become exercisable at such time and for such amounts as previously determined by Nettaxi.com’s board of directors or Compensation Committee at the time of the grant of the option. An optionee may exercise a part of the option from the date that part first becomes exercisable until the option expires. The purchase price for shares to be issued to an employee upon his exercise of an option was previously determined by the Nettaxi.com board of directors or Compensation Committee on the date the option was granted. The purchase price is payable in full in cash, by promissory note, by net exercise or by delivery of shares of our common stock when the option is exercised. The 1998 stock option plan provides for adjustment as to the number and kinds of shares covered by the outstanding options and the option price therefor to give effect to any stock dividend, stock split, stock combination or other reorganization of or by Nettaxi.

401(k) Plan

Our 401(k) retirement and deferred savings plan covers all eligible employees and is intended to qualify as a tax-qualified plan under the Internal Revenue Code. Employees are eligible to participate in the plan on the first January 1 or July 1 immediately following 3 months of service with us. The plan provides that each participant may contribute up to 15% of his or her pre-tax gross compensation up to a statutory limit, which is $11,000 in calendar year 2002. All amounts contributed by participants and earnings on participant contributions are fully vested at all times. We may contribute an amount equal to 25% of the first 6% of each participant’s contribution. Our contributions vest one-fifth per year beginning on a participant’s second anniversary of service with us. Our contributions to the plan from January 1, 2001 through April 1, 2002 totaled $493,042.

Indemnification of Directors and Executive Officers and Limitation of Liability

As permitted by the Delaware General Corporation Law, we have adopted provisions in our certificate of incorporation which provide that our directors shall not be personally liable for monetary damages to us or our stockholders for a breach of fiduciary duty as a director, except liability for:

•	a breach of the director’s duty of loyalty to us or our stockholders;

•	acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;

•	an act related to our unlawful stock repurchase or payment of a dividend under Section 174 of the Delaware General Corporation Law; or

•	transactions from which the director derived an improper personal benefit.

These limitations of liability do not apply to liabilities arising under the federal securities laws and do not affect the availability of equitable remedies such as injunctive relief or rescission. As permitted by the Delaware General Corporation Law, our bylaws provide that:

•	we are required to indemnify our directors and officers to the fullest extent permitted by the Delaware General Corporation Law, subject to limited exceptions;

•
we are required to advance expenses, as incurred, to our directors and officers in connection with a legal proceeding to the fullest extent permitted by the Delaware General Corporation Law, subject to limited exceptions; and

•	the rights provided in the bylaws are not exclusive.

We have entered into separate indemnification agreements with each of our directors and officers, the terms of which may be broader than the specific indemnification provisions contained in the Delaware General Corporation Law. These indemnification agreements may require us, among other things, to indemnify our directors and officers against liabilities that may arise by reason of their status or service as directors or officers, other than liabilities arising from willful misconduct. These indemnification agreements also may require us to advance any expenses incurred by the directors or officers as a result of any proceeding against them as to which they could be indemnified. These indemnification agreements require us to obtain directors’ and officers’ insurance in reasonable amounts from established and reputable insurers.

At present, there is no pending litigation or proceeding involving any of our directors, officers, employees or agents where indemnification by us is sought. In addition, we are not aware of any threatened litigation or proceeding which may result in a claim for indemnification.

RELATED PARTY TRANSACTIONS

Except as described below, since January 1, 1999, there has not been, nor is there currently, any transaction or series of similar transactions to which RAE Systems Inc., both prior to and following our merger transaction with Nettaxi.com, was or is a party in which the amount involved exceeds $60,000 and in which any director, executive officer or holder of more than five percent of our capital stock had or will have a direct or indirect material interest other than the agreements which are described elsewhere in this prospectus and where required in “Management” above. Information with respect to the price paid for and the number of shares of our common stock issued prior to the April 9, 2002 merger transaction between Nettaxi.com and RAE Systems Inc. has been adjusted pursuant to the merger exchange ratio whereby each outstanding share of RAE Systems Inc., a California Corporation, was converted into the right to receive 1.54869 shares of our common stock.

In May 2002, our board of directors authorized the issuance of options to purchase 100,000 shares of common stock under our 2002 stock option plan to each of our non-employee directors, Messrs. Feisel, Flanzraich and Ross. The options are immediately exercisable and vest at a rate of ¼ after one year and 1/36 each month thereafter. As of May 23, 2002, the options had not yet been granted.

In August 2001, we engaged Neil W. Flanzraich, a non-employee director, and Joseph Ng, our Vice President, Business Development and Chief Financial Officer to identify and evaluate potential merger partners. In connection with such engagement, we sold in December 2001, at a purchase price of $0.0807 per share, 464,607 shares of our common stock to Mr. Flanzraich and 309,738 shares of our common stock to Mr. Ng. The shares were sold pursuant to restricted stock purchase agreements and became fully vested upon the consummation of the April 9, 2002 merger transaction between Nettaxi.com and RAE Systems Inc.

In March, 2001, we granted Edward C. Ross, a non-employee director, 61,948 shares of our common stock at a purchase price of $0.0807 per share. The shares vest at a rate of ¼ after one year and 1/36 each month thereafter.

In December 2000, we granted to each of Lyle D. Feisel and Neil W. Flanzraich, non-employee directors, 61,948 shares of our common stock at a purchase price of $0.0807 per share. The shares vest at a rate of ¼ after one year and 1/36 each month thereafter.

PRINCIPAL AND SELLING STOCKHOLDERS

The following table sets forth, as of April 10, 2002, the ownership of our voting stock by:

•	each person or entity who is known by us to beneficially own more than 5% of our outstanding common stock;

•	each of our executive officers listed on the Summary Compensation Table under “Management;”

•	each of our directors;

•	all executive officers and directors as a group; and

•	other selling stockholders.

Except as otherwise indicated, and subject to applicable community property laws, the persons named in the table have sole voting and investment power with respect to all shares of common stock held by them.

Applicable percentage ownership in the table is based on 44,933,013 shares of common stock which is the approximate number of shares of RAE common stock outstanding as of April 10, 2002. Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission. Shares of common stock subject to options that are presently exercisable or exercisable within sixty (60) days of April 10, 2002 are deemed outstanding and beneficially owned for the purpose of computing the percentage ownership of the person or entity holding such options, but are not treated as outstanding for the purpose of computing the percentage ownership of any other person or entity. To the extent that any shares are issued upon exercise of options, warrants or other rights to acquire our capital stock that are presently outstanding or granted in the future or reserved for future issuance under our stock plans, there will be further dilution to new public investors.

We cannot estimate the number of shares that will be held by the selling stockholders after the completion of this offering because the selling stockholders may decide to sell all, some or none of their shares from time to time.

Beneficial Owner (1)	Number of Shares of Common Stock Beneficially Owned (2)	Percentage (3)	Number of Shares of Common Stock Offered Underlying Warrants	Number of Shares of Common Stock Offered as Outstanding Shares or Shares Underlying Warrants
5% Stockholders, Directors and Executive Officers
Robert I. Chen (4)	17,964,805	40.0%		17,964,805
Peter H. Hsi	4,336,332	9.7%		4,336,332
Philip J. Sheridan	3,097,381	6.9%		3,097,381
Neil W. Flanzraich	526,555	1.2%		526,555
Joseph Ng (5)	412,985	*		309,738
Hong Tao Sun (6)	139,704	*		0
Robert Henderson (7)	135,510	*		0
Edward C. Ross	61,948	*		61,948
Lyle D. Feisel	61,948	*		61,948
All directors and executive officers as a group (8 people) (8)	23,693,787	52.5%		23,261,326

Beneficial Owner (1)	Number of Shares of Common Stock Beneficially Owned (2)	Percentage (3)	Number of Shares of Common Stock Offered Underlying Warrants	Number of Shares of Common Stock Offered as Outstanding Shares or Shares Underlying Warrants
Other Selling Stockholders
Former Shareholders of RAE Systems Inc., a California corporation (9)
Angelina Camier	2,615	*		2,615
Annemarie Gustausson	37,858	*		37,858
Billie So	4,518	*		4,518
Chiayu Chen and Patricia Hsia	464,607	1.0%		464,607
Chris Hameister	463,963	1.0%		463,963
Crane Heritage International Ltd.	619,476	1.4%		619,476
Donna Carroll	12,390	*		12,390
Dr. Phillip Frost	309,738	*		309,738
Fritz R. Hunsinger (10)	30,974	*		30,974
George A. Pavlov (11)	216,817	*		216,817
George G. Montgomery, Jr.	154,869	*		154,869
Gin-Lu Tommy Shwe (12)	529,135	*		219,397
Joo-Wai Foo	131,640	*		131,640
Lisa Mork	5,384	*		5,384
Mark P. Barker	7,744	*		7,744
Mozer Technology Partners	1,238,952	2.8%		1,238,952
N. Colin Lind	309,738	*		309,738
Neno N. and Verica Duplancic	154,869	*		154,869
Raymond Wong	185,844	*		185,844
Richard C. Blum & Associates, Inc.	1,062,235	2.4%		1,062,235
Rolv Criag Lind	30,974	*		30,974
Stanley Chou	43,880	*		43,880
Susan K. Barnes	54,205	*		54,205
T.Z. Chu (13)	1,517,717	3.4%		1,517,717
Martin Koffel (14)	309,738	*		309,738
Thomas L. Kempner (15)	1,136,906	2.5%		1,136,906
Tommy Shwe (12)	528,135	*		309,738
Wei Zun Loo	90,340	*		90,340
Wei-Li Yeh	61,948	*		61,948
Yongxiam Feng	125,832	*		125,832

Beneficial Owner (1)	Number of Shares of Common Stock Beneficially Owned (2)	Percentage (3)	Number of Shares of Common Stock Offered Underlying Warrants	Number of Shares of Common Stock Offered as Outstanding Shares or Shares Underlying Warrants
Former Nettaxi.com Securityholders (16)
Alan Campbell Soye	17,637	*	17,637	17,637
Allan Frishberg	70,548	*	35,274	70,548
Anthony Heller	35,274	*	35,274	35,274
Bolena Trading Corp. S.A.	51,964	*	17,637	51,964
Brighton Capital, LTD	44,093	*	44,093	44,093
Brunswick, Ballard, MacDonald and Hawthorne, G.P.	26,456	*	26,456	26,456
CD Micro, LLC	35,274	*	17,637	35,274
CEFEO Investments, LTD	194,974	*	123,457	194,974
Charles Galian	4,115	*	4,115	4,115
Cherry Hill, Inc.	35,274	*	17,637	35,274
Colin B. Hill	35,274	*	35,274	35,274
Conor Gilligan	35,274	*	17,637	35,274
Cross Island Plaza	17,637	*	17,637	17,637
Daniel J. Callahan	35,274	*	35,274	35,274
David D. Antebi (17)	35,274	*	17,637	35,274
Dean Rositano (18)	801,974	1.8%	176,367	801,974
Douglas B. Karpf	17,637	*	17,637	17,637
Eakin Open Systems (19)	95,754	*	31,918	95,754
eCom Growth Fund, Ltd	35,274	*	17,637	35,274
Envision Media	36,776	*	36,776	36,776
Equity Growth Associates	27,574	*	18,785	27,574
Fontenelle LLC	107,585	*	105,821	107,585
Gary Baer	11,758	*	11,758	11,758
Gerard Guez	276,310	*	138,155	276,310
Gross Foundation, Inc.	21,552	*	17,637	21,552
Hubert Guez	23,516	*	11,758	23,516
Isaiah Sheps	8,820	*	4,410	8,820
Israel Rosenblum	6,614	*	3,307	6,614
Ian Woolsey	35,274	*	35,274	35,274
Jack A. Cancellier	35,274	*	17,637	35,274
Jacqueline Rose	4,704	*	2,352	4,704
John S. Martinez	19,401	*	17,637	19,401
Justin Hirsch	264,551	*	264,551	264,551
Kevin Bermister	5,879	*	5,879	5,879
Lynn Dixon	29,395	*	29,395	29,395
Mancuso, LLC	17,637	*	17,637	17,637
Mark Dyne	5,879	*	5,879	5,879
Martin Schuermann	5,879	*	5,879	5,879
Maple Fund LDC	70,547	*	70,547	70,547
Michael Gardner (20)	3,228,064	6.9%	2,002,082	3,228,064
Michael Terpstra (21)	88,255	*	64,668	88,255
Montrose Investments, Ltd.	529,101	1.2%	529,101	529,101
OneX Investors, LLC	81,247	*	81,247	81,247
Pat Mulcair	52,911	*	52,911	52,911
Paul Guez	70,548	*	35,274	70,548

Beneficial Owner (1)	Number of Shares of Common Stock Beneficially Owned (2)	Percentage (3)	Number of Shares of Common Stock Offered Underlying Warrants	Number of Shares of Common Stock Offered as Outstanding Shares or Shares Underlying Warrants
Paul Maguire	51,148	*	29,983	51,148
Primo Capital Growth Fund	35,274	*	17,637	35,274
Ray J. Scholz	35,274	*	35,274	35,274
RGC International Investors, LDC (22)	435,573	*	435,573	435,573
Richard Bregante	42,329	*	42,329	42,329
Robert Rositano (23)	754,347	1.7%	176,367	754,347
Ronald Battistella	70,548	*	35,274	70,548
Steve Miho	4,702	*	2,351	4,702
Strata Equities, LTD	141,094	*	70,547	141,094
Thomas P. Lahey	158,144	*	94,063	158,144
Thor Andersen	17,637	*	17,637	17,637
Tiger Shipping Company Ltd.	67,021	*	35,274	67,021
Todd Kay	11,758	*	11,758	11,758
Trebison Investment Co. Ltd.	23,516	*	11,758	23,516
T-S Trading	105,821	*	105,821	105,821
Tyman Services, Inc.	71,548	*	52,911	71,548
W. Ed Tyler	458,554	*	229,277	458,554

*	Less than 1%.
(1)
A person is deemed to be the beneficial owner of securities that can be acquired by such person within 60 days upon the exercise of options or warrants. Calculations of percentages of beneficial ownership assume the exercise by the named stockholder of all options and warrants for the purchase of common stock held by such stockholder which are exercisable within sixty days of April 10, 2002.

(2)	Includes shares of common stock that can be acquired upon exercise of warrants and/or options to purchase our common stock exercisable within sixty days of April 10, 2002.
(3)
Calculated on the basis of 44,933,013 shares of common stock which is the approximate number of shares of RAE common stock outstanding as of April 10, 2002, except that shares of common stock underlying options and warrants exercisable within sixty days of April 10, 2002 are deemed outstanding for purposes of calculating the beneficial ownership of the holders of such options and/or warrants.

(4)
Includes 3,097,380 shares of common stock held by Mr. Chen’s spouse, Lien Q.C. Chen, of which he disclaims beneficial ownership, and 11,770,045 shares of common stock held jointly between Robert I. and Lien Q.C. Chen, and by Robert I. Chen as trustee of the Robert I. Chen 2001 Living Trust and held by Lien Q.C. Chen as trustee of the Lien Q.C. Chen 2001 Living Trust.

(5)	Includes 103,247 shares issuable upon exercise of outstanding options, including shares subject to options that may be exercised within 60 days after April 10, 2002.
(6)	Includes 139,704 shares issuable upon exercise of outstanding options, including shares subject to options that may be exercised within 60 days after April 10, 2002.
(7)	Includes 135,510 shares issuable upon exercise of outstanding options, including shares subject to options that may be exercised within 60 days after April 10, 2002.
(8)	Includes 378,461 shares of common stock issuable upon exercise of options exercisable within 60 days of April 10, 2002.
(9)
Former shareholders of RAE Systems Inc., a California corporation, include stockholders who owned shares of RAE Systems Inc. prior to the April 9, 2002 merger transaction between Nettaxi.com and RAE Systems Inc. whereby each outstanding share of RAE Systems Inc. was converted into the right to receive 1.54869 shares of our common stock.

(10)	Includes shares of common stock that Fritz R. Hunsinger has voting control over as Trustee of the Pavlov Children’s Trust.

(11)	Includes shares of common stock held by the George A. Pavlov and Elizabeth H. Pavlov, as Trustees of the Elizabeth and George Pavlov Trust.
(12)	Includes 309,738 shares held by Tommy Shwe and 219,397 shares of common stock held by Gin-Lu Tommy Shwe. Tommy Shwe and Gin-Lu Tommy Shwe are husband and wife.
(13)	Includes 1,393,821 shares of common stock held by the Tao-Zeun Chu, as Trustee of the Tao-Zuen Chu Family Trust.
(14)	Includes shares of common stock held by Martin Koffel, as Trustee of The Koffel 1984 Revocable Trust.
(15)	Includes 331,587 shares of common stock held by Thomas L. Kempner and William A. Perlmuth, Trustees of the Thomas L. Kempner Trust.
(16)
Former Nettaxi.com securityholders include stockholders and warrant holders who owned common stock and held warrants of Nettaxi.com, a Nevada corporation, prior to the merger transaction between Nettaxi.com and RAE Systems Inc., a California corporation. Immediately prior to the merger transaction, we effected a 1 for 5.67 reverse split of our common stock, were reincorporated under the laws of the State of Delaware, and changed our name to RAE Systems Inc. All shares of common stock listed as beneficially owned includes shares of common stock that may be acquired upon the exercise of convertible securities including options and warrants. Such shares of common stock underlying warrants are treated as outstanding for the purpose of determining percentage ownership for the individual security holder only and are not treated as outstanding for the purpose of computing the percentage ownership of any other person or entity.

(17)	Includes shares of common stock held by David D. Antebi, as Trustee for The David D. Antebi Trust.
(18)
Includes 280,218 shares of common stock owned jointly by Dean Rositano and Julie Rositano, 403 shares of common stock held by Julie Rositano as custodian of Taylor Rositano, 16,058 shares of common stock held by Julie Rositano as custodian of Vincent Rositano, 8,819 shares of common stock held by Julie Rositano as custodian of Taylor Nicole Rositano, 176,367 shares of common stock underlying warrants and 243,338 shares of common stock underlying options held by Dean Rositano.

(19)	Includes 63,836 shares of common stock held by the Gilbert Eakins, as an affiliate of Eakin Open Systems.
(20)	Includes warrants issued to Michael Gardner to purchase 2,002,082 shares of common stock.
(21)	Includes 300 shares held by Michael Terpstra’s spouse and 250 shares held by Nicolas Terpstra.
(22)
On June 28, 2000, Nettaxi.com filed a registration statement on Form S-1, file number 333-38538, to register the resale by RGC International Investors, LDC of 435,573 shares of our common stock underlying warrants, as adjusted for the 1 for 5.67 reverse split of our common stock.

(23)
Includes 216,872 shares of common stock owned jointly by Robert Rositano and Stacey Rositano, 12,347 shares of common stock held by Robert Rositano as custodian of Nikolas Rositano, 13,162 shares of common stock held by Robert Rositano as custodian of Haley Rositano, 497 shares of common stock held by Nikolas Rositano, 176,637 shares underlying warrants held by Robert Rositano and 231,044 shares of common stock underlying options held by Robert Rostano.

DESCRIPTION OF CAPITAL STOCK

Our authorized capital stock consists of 200,000,000 shares of common stock, $0.001 par value per share, and 1,000,000 shares of preferred stock, $0.001 par value per share.

This summary does not purport to be complete and is subject to, and qualified in its entirety by, the provisions of our certificate of incorporation and bylaws, copies of which have been filed with the Securities and Exchange Commission as exhibits to our registration statement of which this prospectus constitutes a part, and the provisions of applicable law.

Common Stock

As of April 10, 2002, approximately 44,933,013 shares of our common stock were outstanding and held of record by approximately 472 stockholders. Holders of our common stock are entitled to one vote for each share held of record on all matters submitted to a vote of holders of common stock. Subject to preferences applicable to outstanding preferred stock holders, holders of common stock are entitled to receive ratably any dividends declared by the Board of Directors out of funds legally available therefor. In the event of a liquidation, dissolution or winding up of RAE, holders of common stock are entitled to share ratably in the assets remaining after payment of liabilities and the liquidation preferences of outstanding preferred stock. Holders of our common stock have no preemptive, subscription, conversion or redemption rights. All outstanding shares of common stock are fully paid and non-assessable.

Preferred Stock

Our Board of Directors has the authority, without further action by our stockholders, to issue up to 1,000,000 shares of preferred stock in one or more series subject to any limitations prescribed by law. The Board of Directors may fix the rights, preferences and privileges of any preferred stock it determines to issue. Any or all of these rights may be superior to the rights of the common stock.

Preferred stock could thus be issued quickly with terms calculated to delay or prevent a change in control of RAE or to make removal of management more difficult. Additionally, the issuance of preferred stock may decrease the market price of our common stock. The number of authorized shares of preferred stock may be increased or decreased, but not decreased below the number of shares then outstanding, by the affirmative vote of the holders of a majority of the common stock without a vote of the holders of preferred stock, or any series of preferred stock, unless a vote of any such holder is required pursuant to the terms of such series of preferred stock.

Immediately after this offering there will be no shares of preferred stock outstanding, and we have no current plans to issue shares of preferred stock.

Warrants

As of April 10, 2002, we had outstanding warrants to purchase an aggregate of 5,696,378 shares of our common stock. The common stock underlying these warrants is currently not outstanding. The following is a summary of our outstanding warrants, each of which was originally issued by Nettaxi.com.

Settlement Warrants.    On April 28, 2000, in connection with the settlement of litigation with RGC International Investors, LDC, Nettaxi.com issued, along with common stock, a five-year warrant to purchase up to 388,008 shares of common stock, having an exercise price of $8.50 per share, as adjusted for the 1 for 5.67 reverse split of our common stock, in exchange for the termination of debentures then held by RGC International Investors, LDC.

Other Warrants.    Our other outstanding warrants include:

Warrant Holder	Number of Shares of Common Stock Underlying Warrants (1)	Exercise price (1)	Date of Warrant Grant	Expiration Date
RGC International Investors, LDC (2)	47,565	24.83	8/1/1999	8/1/2004
Brighton Capital, LTD	35,274	22.68	2/29/2000	1/31/2003
Brighton Capital, LTD	8,819	70.17	3/1/1999	1/31/2003
Eakin Open Systems	31,918	15.65	1/31/2000	1/31/2002
Envision Media	36,776	15.65	1/31/2000	1/31/2002
Justin Hirsch	264,551	0.74	4/7/2001	4/7/2005
Michael Gardner	1,750,000	1.19	4/3/2002	4/3/2005
Michael Gardner	61,729	1.99	10/30/2000	4/1/2005
Robert Rositano	176,367	1.34	1/9/2002	1/9/2012
Dean Rositano	176,367	1.34	1/9/2002	1/9/2012
2000 Private Placement Participants (3)	2,719,005	22.68	2/29/2000	1/31/2005

(1)	The number of shares into which the warrants are exercisable and the exercise price of such warrants has been adjusted to reflect the April 9, 2002, 1 for 5.67 reverse split of our common stock.
(2)	Represents a separate warrant than the settlement warrant to purchase 388,008 shares of common stock discussed in the section entitled “Settlement Warrants.”
(3)	Includes an additional warrant issued to Michael Gardner for the right to purchase 190,353 shares of common stock.

The exercise price of the warrants described above is subject to customary adjustments for stock splits, stock dividends, any merger or acquisition, such as to permit the holders of warrants to receive upon exercise of the warrants such number of shares as they would have received had they exercised the warrants immediately prior to any such transaction.

Registration Rights

The following is a summary of registration rights held by our security holders. Except as otherwise indicated, the registration rights discussed in this section were granted by Nettaxi.com prior to April 9, 2002, the date of our merger transaction.

In connection with the issuance to RGC International Investors, LDC of a warrant to purchase 388,008 shares of our common stock, we have an obligation to maintain the effectiveness of a registration statement on Form S-1 covering the resale of such shares. We also have an obligation to maintain the effectiveness of a registration statement on Form S-1 for the resale of 47,565 shares of our common stock underlying a warrant issued to RGC International Investors, LDC in August of 1999. Additionally, we have an obligation to register and keep registered on Form S-8 or other such Forms as appropriate 176,367 shares of our common stock underlying warrants issued to Robert Rositano and 176,367 shares of our common stock underlying warrants issued to Dean Rositano until such underlying shares are sold or may be sold to the public without registration or restriction. Pursuant to these obligations, we have filed a registration statement on Form S-1 of which this prospectus constitutes a part, and which also serves to amend by post-effective amendment the registration statements we have previously filed with respect to the shares being resold by RGC International Investors, LDC.

In connection with merger transaction between Nettaxi.com and RAE Systems Inc., we committed to use commercially reasonable efforts to register specified warrants and to maintain the effectiveness of registration statements filed with the Securities and Exchange Commission on Form S-1 and Form S-8 until the securities covered by such registration statements have been sold or may be sold without registration or restriction.

Specifically, in addition to the warrants held by RGC International Investors, LDC, Robert Rositano and Dean Rositano, the registration statement of which this prospectus constitutes a part also serves to amend by post-effective amendment prior registration statements we have filed to register the resale of the shares underlying the warrants listed in the Principal and Selling Stockholder table under the caption “Warrants.”

Antitakeover Provisions

Effect of Delaware Law Statute.    We are incorporated under the laws of the state of Delaware and therefore subject to Delaware corporations law, including Section 203 of the Delaware General Corporation Law regulating corporate takeovers, which prohibits a Delaware corporation from engaging in any business combination with an “interested stockholder,” unless:

prior to the date of the transaction, the Board of Directors of the corporation approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder;

the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the number of shares outstanding (a) shares owned by persons who are directors and also officers and (b) shares owned by employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

on or subsequent to the date of the transaction, the business combination is approved by the board and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least 66 2/3% of the outstanding voting stock which is not owned by the interested stockholder.

Except as otherwise specified in Section 203, an “interested stockholder” is defined to include (a) any person that is the owner of 15% or more of the outstanding voting securities of the corporation, or is an affiliate or associate of the corporation and was the owner of 15% or more of the outstanding voting stock of the corporation at any time within three years immediately prior to the date of determination and (b) the affiliates and associates of any such person.

Certificate of Incorporation and Bylaw Provisions.    Provisions of our certificate of incorporation and bylaws may have the effect of making it more difficult for a third party to acquire, or of discouraging a third party from attempting to acquire or gain control of us. These provisions could cause the price of our common stock to decrease. Some of these provisions allow us to issue preferred stock without any vote or further action by the stockholders. Moreover, our bylaws have eliminated the right of stockholders to act by written consent and do not allow for cumulative voting in the election of directors. These provisions may make it more difficult for stockholders to take specific corporate actions and could have the effect of delaying or preventing a change in control of us.

Classified Board of Directors.    Our certificate of incorporation provides that the Board of Directors will be divided into three classes of directors, with each class serving a staggered three-year term. The classification system of electing directors may discourage a third party from making a tender offer or otherwise attempting to obtain control of us and may maintain the incumbency of the Board of Directors, because the classification of the Board of Directors generally increases the difficulty of replacing a majority of the directors.

Notice Procedures.    Our bylaws establish advance notice procedures with regard to all stockholder proposals to be brought before meetings of our stockholders, including proposals relating to nomination of candidates for election as directors, the removal of directors and amendments to our certificate of incorporation or bylaws. These procedures provide that notice of such stockholder proposals must be timely given in writing to the secretary of RAE Systems prior to the meeting. To be timely, notice must be received by our secretary not less than 120 calendar days prior in advance of the anniversary date that the our proxy statement was released to stockholders in connection with the previous year’s annual meeting of stockholders. The notice must contain information specified in the bylaws.

Limitation of Director Liability.    Our certificate of incorporation limits the liability of our directors to us or our stockholders to the fullest extent permitted by Delaware law. Specifically, directors will not be personally liable for monetary damages for breach of a director’s fiduciary duties as a director, except for liability

•	for any breach of the director’s duty of loyalty to us or our stockholders;

•	for acts of omissions not in good faith or which involve intentional misconduct or a knowing violation of law;

•	under Section 174 of the Delaware General Corporation Law, which relates to unlawful payments of dividends or unlawful stock repurchases or redemptions; or

•	for any transaction from which the director derived an improper personal benefit.

Indemnification Arrangements.    Our bylaws provide that our directors and officers shall be indemnified and provide for the advancement to them of expenses in connection with actual or threatened proceedings and claims arising out of their status as such to the fullest extent by the Delaware General Corporation Law. We have entered into indemnification agreements with each of our directors and executive officers which will provide them with rights to indemnification and expense advancement to the fullest extent permitted under the Delaware General Corporation Law.

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is the Interwest Transfer Company, Inc. Its address is 1981 East 4800 South, Suite 100, Salt Lake City, Utah, 94117, and its telephone number at this location is (801) 272-9294.

SHARES ELIGIBLE FOR FUTURE SALE

Upon completion of this offering, we will have outstanding approximately 44,933,013 shares of common stock, assuming no exercise of options or warrants after April 10, 2002. Of these shares, 44,530,411 shares of common stock will be freely tradable upon completion of this offering, subject to contractual lock-up agreements as discussed below, without restrictions or further registration under the Securities Act unless such shares are purchased by “affiliates” of RAE as that term is defined under Rule 144 under the Securities Act. This aggregate number of shares of freely tradable common stock consists of 36,633,613 shares of our common stock that are initially registered for resale in this offering and 7,896,798 shares of our common stock that were previously registered for resale or exempt from registration. Shares purchased by affiliates are subject to limitations and restrictions as described below.

Additionally, 5,696,378 shares of common stock are issuable upon exercise of warrants held by the selling stockholders. The issuance and resale of these 5,696,378 shares of common stock underlying warrants, discussed below, are also being registered on our registration statement of which this prospectus is a part, and will therefore be freely tradable.

Sales of Restricted Shares

The remaining shares of common stock outstanding upon completion of this offering will be “restricted securities,” as defined in Rule 144. These securities may be sold in the public market only if registered or if they qualify for an exemption from registration under Rules 144 or 701 under the Securities Act, which are summarized below.

Under Rule 144, a person (or persons whose shares are aggregated) including an affiliate who has beneficially owned restricted securities for at least one year may be entitled to sell within any three-month period a number of shares not to exceed the greater of:

•	one percent of the then outstanding shares of common stock; or

•	the average weekly trading volume of our common stock during the four calendar weeks preceding the filing of a Form 144 with respect to the sale.

This so-called “greater” limitation test is applicable for stock traded over-the-counter even if the sale of the permissible amount of securities could result in a serious impact on the trading market for the securities. Sales under Rule 144 are also subject to manner of sale and notice requirements, as well as to the availability of current public information about RAE.

Under Rule 144(k), a person who is not deemed to have been an affiliate at any time during the 90 days preceding a sale, and who has beneficially owned the shares proposed to be sold for at least two years is entitled to sell the shares without complying with the manner of sale, public information, volume limitation or notice provisions of Rule 144. Therefore, unless otherwise restricted, “Rule 144(k) shares” may be sold without restriction.

After three months from the date of this registration statement, shares issued upon exercise of options granted by RAE prior to the merger between RAE and Nettaxi.com will be available for sale in the public market under Rule 701 of the Securities Act. Three months after the date a company initially offers securities to a public market, Rule 701 permits resales of these shares in reliance upon Rule 144 but without compliance with various restrictions, including the holding period and volume requirements, imposed under Rule 144, except for affiliates who may rely on Rule 144 but are subject to all requirements therein except for the holding period restriction.

Options

As of April 10, 2002, there were a total of 2,668,033 shares of common stock underlying outstanding options under the RAE Systems 1993 and 2002 stock option plans, of which approximately 1,261,267 were vested, and 824,190 shares of common stock underlying options under the Nettaxi.com 1998 and 1999 stock option plans, of which all were vested. All shares issuable upon exercise of options granted under the Nettaxi.com stock option plans shall be immediately available for resale in the public market. We also intend to register on Form S-8 all shares issuable upon the exercise of options granted under the RAE stock option plans.

Warrants

As of April 10, 2002, 5,696,378 shares of our common stock were subject to outstanding warrants. Our registration statement of which this prospectus constitutes a part covers the registration of the all shares of common stock underlying these warrants. Unless our common stock price increases significantly, we expect that many of these warrants will not be exercised because their exercise price is greater than the current market trading price for shares of our common stock.

Lock-up Agreements

Our officers and directors, holding in aggregate approximately 23,261,326 shares of our outstanding common stock, have entered into lock-up agreements with us pursuant to which they have agreed not to sell or otherwise dispose of, directly or indirectly, any of their shares for a period of one-year following April 9, 2002. Other stockholders, holding in aggregate approximately 12,412,287 shares of our outstanding common stock have entered into lock-up agreements with us pursuant to which they have agreed not to sell or otherwise dispose of, directly or indirectly, any of their shares for a period of six-months following April 9, 2002. Additionally, former-Nettaxi.com officers and key employees, holding 775,396 shares of common stock, warrants to purchase an aggregate of 399,471 shares of our common stock, and options to purchase an aggregate of 597,088 shares of our common stock have entered into lock-up agreements with us pursuant to which, for a period of one year they have agreed not to sell or otherwise dispose of more than 25%, during any three month period, of the aggregate shares of our common stock that they (i) held as of April 9, 2002 or (ii) acquired upon the conversion or exercise of their warrants or options held as of April 9, 2002.

PLAN OF DISTRIBUTION

We are registering the shares on behalf of the selling stockholders. As used herein, “selling stockholders” includes donees, pledgees, transferees or other successors in interest (including, without limitation, corporate or partnership distributees of the selling stockholders which are privately held corporations or partnerships) selling shares received from a named selling stockholder after the date of this prospectus. We will bear all costs, expenses and fees in connection with the registration of the shares offered hereby. Any brokerage commissions and similar selling expenses attributable to the sale of shares will be borne by the selling stockholders. Sales of shares may be effected by selling stockholders from time to time in one or more types of transactions (which may include block transactions) on the OTC Bulletin Board or on any other market on which our shares may then be trading, in negotiated transactions, through put or call options transactions relating to the shares, through short sales of shares, or a combination of such methods of sale, at market prices prevailing at the time of sale, or at negotiated prices. Such transactions may or may not involve brokers, dealers or underwriters. We are unaware any agreements, understandings or arrangements entered into by the selling stockholders with any underwriters or broker-dealers regarding the sale of their shares. We are also unaware of any underwriter or coordinating broker who is acting in connection with the proposed sale of shares by the selling stockholders, however, the selling stockholders may enter into agreements, understandings or arrangements with an underwriter or broker-dealer regarding the sale of their shares in the future.

The selling stockholders may effect sales by selling shares directly to purchasers or to or through broker-dealers and underwriters, which may act as agents or principals. These broker-dealers and underwriters may receive compensation in the form of discounts, concessions, or commissions from the selling stockholders and/or the purchasers of shares for whom the broker-dealers and underwriters may act as agents or to whom they sell as principal, or both. This compensation to a particular broker-dealer or underwriter might be in excess of customary commissions.

The selling stockholders may enter into hedging transactions with broker-dealers or other financial institutions. In connection with such transactions, broker-dealers or other financial institutions may engage in short sales of our common stock in the course of hedging the positions they assume with the selling stockholders. The selling stockholders may also enter into options or other transactions with broker-dealers or other financial institutions which require the delivery to such broker-dealers or other financial institutions of shares offered hereby, which shares such broker-dealers or other financial institutions may resell pursuant to this prospectus (as supplemented or amended to reflect such transaction).

The selling stockholders and any broker-dealers or underwriters that act in connection with the sale of shares may be deemed to be “underwriters” within the meaning of Section 2(11) of the Securities Act, and any commissions received by broker-dealers or underwriters and any profit on the resale of the shares sold by them while acting as principals might be deemed to be underwriting discounts or commissions under the Securities Act. The selling stockholders may agree to indemnify any agent, dealer, broker-dealer or underwriter that participates in transactions involving sales of the shares against certain liabilities, including liabilities arising under the Securities Act.

Because selling stockholders may be deemed to be “underwriters” within the meaning of Section 2(11) of the Securities Act, the selling stockholders will be subject to the prospectus delivery requirements of the Securities Act and the rules promulgated thereunder. The anti-manipulative provisions of Regulation M promulgated under the Exchange Act may apply to their sales in the market.

Selling stockholders also may resell all or a portion of the shares in open market transactions in reliance upon Rule 144 under the Securities Act, provided they meet the criteria and conform to the requirements of that rule.

All or any part of the shares offered hereby may or may not be sold by the selling stockholders.

After being notified by a selling stockholder that any material arrangement has been entered into with a broker-dealer or underwriter for the sale of shares through a block trade, special offering, exchange distribution or secondary distribution or a purchase by a broker, dealer or underwriter, we will file a supplement to this prospectus, if required, pursuant to Rule 424(b) under the Securities Act, disclosing:

•	the name of each such selling stockholder and of the participating broker-dealer(s) or underwriter(s),

•	the number of shares involved,

•	the price at which such shares were sold,

•	the commissions paid or discounts or concessions allowed to such broker-dealer(s) or underwriter(s), where applicable,

•	that such broker-dealer(s) or underwriter(s) did not conduct any investigation to verify the information set out or incorporated by reference in this prospectus and

•	other facts material to the transaction.

LEGAL MATTERS

The validity of the common stock offered hereby will be passed upon for us by Gray Cary Ware & Freidenrich LLP, Palo Alto, California. As of the date of this prospectus, attorneys of Gray Cary Ware & Freidenrich LLP did not beneficially own any shares of our common stock.

EXPERTS

The consolidated financial statements included in this Prospectus and in the Registration Statement have been audited by BDO Seidman, LLP, independent certified public accountants, to the extent and for the periods set forth in their reports appearing elsewhere herein and in the Registration Statement, and are included in reliance upon such reports given upon the authority of said firm as experts in auditing and accounting.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form S-1, including the exhibits and schedules thereto, under the Securities Act with respect to the shares to be sold in this offering. This prospectus does not contain all the information set forth in the registration statement. For further information about us and the shares to be sold in this offering, please refer to the registration statement. Statements contained in this prospectus as to the contents of any contract, agreement or other document referred to, are not necessarily complete, and in each instance please refer to the copy of the contract, agreement or other document filed as an exhibit to the registration statement, each statement being qualified in all respects by this reference.

You may read and copy all or any portion of the registration statement or any reports, statements or other information we file with the SEC at the SEC’s public reference room at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549. You can request copies of these documents upon payment of a duplicating fee, by writing to the SEC. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference rooms. Our SEC filings, including the registration statement will also be available to you on the SEC’s web site. The address of this site is http://www.sec.gov.

RAE SYSTEMS, INC

INDEX TO FINANCIAL STATEMENTS

Page
Report of Independent Certified Public Accountants	F-2

Consolidated Financial Statements
Consolidated balance sheets as of December 31, 2001 and 2000	F-3
Consolidated statements of income for the years ended December 31, 2001, 2000, and 1999	F-4
Consolidated statements of shareholders’ equity for the years ended December 31, 2001, 2000, and 1999	F-5
Consolidated statements of cash flows for the years ended December 31, 2001, 2000, and 1999	F-6
Notes to consolidated financial statements	F-7 – F-22

Condensed Consolidated Financial Statements
Condensed consolidated balance sheets as of March 31, 2002 (Unaudited) and December 31, 2001	F-23
Condensed consolidated statements of operations for the three months ended March 31, 2002 and 2001 (Unaudited)	F-24
Condensed consolidated statements of cash flows for the three months ended March 31, 2002 and 2001 (Unaudited)	F-25
Notes to condensed consolidated financial statements (Unaudited)	F-26 – F-30

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

To the Board of Directors and Shareholders
RAE Systems, Inc. and subsidiaries

We have audited the accompanying consolidated balance sheets of RAE Systems, Inc. and subsidiaries (the Company) as of December 31, 2001 and 2000, and the related consolidated statements of income, shareholders’ equity, and cash flows for each of the three years in the period ended December 31, 2001. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of RAE Systems, Inc. and subsidiaries as of December 31, 2001 and 2000, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2001, in conformity with accounting principles generally accepted in the United States of America.

BDO Seidman, LLP

San Jose, California
January 25, 2002, except for Note 17,
as to which the date is April 9, 2002.

RAE SYSTEMS, INC.

CONSOLIDATED BALANCE SHEETS

	December 31,
	2001	2000
Assets (Notes 2 and 6)
Current Assets:
Cash and cash equivalents (Note 10)	$3,742,600	$3,004,100
Restricted cash (Notes 6 and 10)	3,000,000	2,000,000
Accounts receivable, net of allowance for doubtful accounts of $200,000 and $75,000, respectively (Notes 10 and 14)	2,398,100	2,270,200
Inventories (Note 3)	3,715,800	3,228,600
Prepaid expenses and other current assets	267,100	269,400
Deferred income taxes (Note 7)	500,800	292,000

Total Current Assets	13,624,400	11,064,300

Property and Equipment, net (Notes 4 and 10)	1,202,300	1,578,600
Deposits and Pre-Merger Costs (Note 2)	216,500	63,500

	$15,043,200	$12,706,400

Liabilities, Convertible Redeemable Preferred Stock, and Shareholders’ Equity

Current Liabilities:
Note payable and lines of credit (Note 6)	$4,425,800	$2,088,300
Accounts payable	842,200	971,300
Accrued expenses (Note 5)	1,234,800	1,522,100
Income taxes payable	1,670,200	1,625,400
Current portion of deferred revenue	248,900	233,700
Current portion of capital lease obligations (Note 8)	96,600	94,600

Total Current Liabilities	8,518,500	6,535,400

Deferred Revenue, net of current portion	149,900	383,400
Capital Leases Obligations, net of current portion (Note 8)	51,300	127,100
Deferred Income Taxes (Note 7)	443,100	308,600
Minority Interest in Consolidated Subsidiary	1,141,900	1,097,100

Total Liabilities	10,304,700	8,451,600

Commitments and Contingencies (Notes 8, 9, and 13)

Convertible Redeemable Preferred Stock (Note 11):
Series A, $0.01 par value; 700,000 shares authorized, issued, and outstanding at each date, $.40 per share redemption value	300,000	300,000
Series B, $0.01 par value; 1,000,000 shares authorized, issued, and outstanding at each date, $1.00 per share redemption value	1,000,000	1,000,000

	1,300,000	1,300,000

Shareholders’ Equity (Notes 2, 11, 12, 13 and 17):
Common stock, $0.01 par value; 40,000,000 shares authorized; 16,492,960 and 15,115,461 shares issued and outstanding at December 31, 2001 and 2000, respectively	164,900	151,100
Additional paid-in capital	1,161,600	262,900
Deferred compensation	(717,800)	(152,200)
Retained Earnings	2,829,800	2,693,000

Total Shareholders’ Equity	3,438,500	2,954,800

	$15,043,200	$12,706,400

See accompanying notes to consolidated financial statements.

RAE SYSTEMS, INC.

CONSOLIDATED STATEMENTS OF INCOME

	Years ended December 31,
	2001	2000	1999
Net Sales (Notes 10 and 14)	$19,013,600	$18,194,100	$10,832,900
Cost of Sales	7,041,900	6,579,000	3,130,300

Gross Margin	11,971,700	11,615,100	7,702,600

Operating Expenses:
Sales and marketing	4,486,700	4,622,000	3,360,400
Research and development	3,289,300	3,184,300	1,365,700
General and administrative	3,055,900	2,236,000	1,800,500
Legal fees and settlement costs (Note 13)	1,237,000	291,100	353,700

Total Operating Expenses	12,068,900	10,333,400	6,880,300

Operating Income (Loss)	(97,200)	1,281,700	822,300

Other Income (Expense):
Interest income	136,100	197,600	106,800
Interest expense	(294,200)	(272,400)	(87,500)
Other, net	(9,000)	13,000	(5,400)
Minority interest in loss of consolidated subsidiary	455,200	27,900	—

Income Before Income Taxes	190,900	1,247,800	836,200
Income Taxes (Note 7)	54,100	418,600	330,300

Net Income	$136,800	$829,200	$505,900

Basic Earnings Per Common Share	$0.01	$0.06	$0.03

Diluted Earnings Per Common Share	$0.01	$0.04	$0.02

Weighted-average common shares outstanding	15,596,922	14,763,896	14,575,856
Convertible preferred stock	6,800,000	6,800,000	6,800,000
Stock options	1,538,063	1,317,514	1,225,556

Diluted weighted-average common shares outstanding	23,934,985	22,881,410	22,601,412

See accompanying notes to consolidated financial statements.

RAE SYSTEMS, INC.

CONSOLIDATED STATEMENTS OF SHARHOLDERS EQUITY
(NOTES 2, 11, 12, 13 AND 17)

	Common Stock		Additional Paid-in Capital	Deferred Compensation	Retained Earnings	Total
	Shares	Amount
Balances, January 1, 1999	14,498,932	$145,000	$—	$—	$1,357,900	$1,502,900
Issuance of common stock due to exercise
of stock options	124,489	1,200	1,900	—	—	3,100
Deferred compensation related to stock options granted	—	—	75,500	(75,500)	—	—
Amortization of deferred compensation	—	—	—	22,100	—	22,100
Net income	—	—	—	—	505,900	505,900

Balances, December 31, 1999	14,623,421	146,200	77,400	(53,400)	1,863,800	2,034,000
Issuance of common stock due to exercise
of stock options	492,040	4,900	24,600	—	—	29,500
Deferred compensation related to stock options granted	—	—	160,900	(160,900)	—	—
Amortization of deferred compensation	—	—	—	62,100	—	62,100
Net income	—	—	—	—	829,200	829,200

Balances, December 31, 2000	15,115,461	151,100	262,900	(152,200)	2,693,000	2,954,800
Issuance of common stock due to exercise
of stock options	677,499	6,800	52,500	—	—	59,300
Issuance of common stock due to exercise of
stock purchase rights	700,000	7,000	80,500	—	—	87,500
Deferred compensation related to stock options granted	—	—	765,700	(765,700)	—	—
Amortization of deferred compensation	—	—	—	200,100	—	200,100
Net income	—	—	—	—	136,800	136,800

Balances, December 31, 2001	16,492,960	$164,900	$1,161,600	$(717,800)	$2,829,800	$3,438,500

See accompanying notes to consolidated financial statements.

RAE SYSTEMS, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS (NOTE 16)

	Years Ended December 31,
	2001	2000	1999
Increase (Decrease) in Cash and Cash Equivalents
Cash Flows From Operating Activities:
Net Income	$136,800	$829,200	$505,900
Adjustments to reconcile net income to net cash (used in) provided by operating activities:
Depreciation and amortization	447,800	429,700	250,600
Provision for doubtful accounts	125,000	41,000	—
Amortization of deferred compensation	200,100	62,100	22,100
Minority interest in loss of consolidated subsidiary	(455,200)	(27,900)	—
Deferred income taxes	(74,300)	(427,000)	(335,200)
Changes in operating assets and liabilities:
Accounts receivable	(252,900)	(932,400)	(538,900)
Inventories	(487,200)	(125,800)	(1,568,700)
Prepaid expenses and other current assets	2,300	(91,700)	41,300
Accounts payable	(129,100)	133,800	467,300
Accrued expenses	(287,300)	704,100	149,200
Income taxes payable	44,800	967,700	484,700
Deferred revenue	(218,300)	612,600	(13,600)

Net Cash (Used in) Provided by Operating Activities	(947,500)	2,175,400	(535,300)

Cash Flows From Investing Activities:
Acquisition of property and equipment	(59,500)	(600,700)	(1,012,000)
Deposits and pre-merger costs	(153,000)	(1,400)	(51,000)

Net Cash Used In Investing Activities	(212,500)	(602,100)	(1,063,000)

Cash Flows From Financing Activities:
Proceeds from the sale of common stock	146,800	29,500	3,100
Payment on capital lease obligation	(85,800)	(47,700)	—
Proceeds from note payable and lines of credit	10,925,800	8,113,300	4,690,100
Payments on notes payable and lines of credit	(8,588,300)	(8,730,000)	(2,235,100)
Increase in restricted cash	(1,000,000)	(2,000,000)	—
Proceeds from minority shareholder investment	500,000	1,125,000	—

Net Cash Provided By (Used In) Financing Activities	1,898,500	(1,509,900)	2,458,100

Net Increase in Cash and Cash Equivalents	738,500	63,400	859,800
Cash and Cash Equivalents, beginning of year	3,004,100	2,940,700	2,080,900

Cash and Cash Equivalents, end of year	$3,742,600	$3,004,100	$2,940,700

See accompanying notes to consolidated financial statements.

RAE SYSTEMS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.    Summary of Significant Accounting Policies

The Company

RAE Systems, Inc. (“the Company”) was incorporated in March 1991 in California and has its headquarters in Sunnyvale, California. The Company develops, manufactures, and distributes technologically advanced, single and multiple sensor atmosphere monitors, photo-ionization detectors, gas detection tube sampling pumps, and wireless connected gas detector and security monitoring systems. See Note 2.

Principles of Consolidation

The accompanying consolidated financial statements include the accounts of RAE Systems, Inc. and its subsidiaries as described below. The Company owns 100% of RAE Systems-Asia, Ltd. (“RAE-Asia”). RAE-Asia is a Hong Kong corporation which distributes the Company’s products in Asia and the Pacific Rim. RAE-Asia owns (i) 100% of WARAE Science Instruments, Ltd. (“WARAE”) and (ii) 47% of Renex Technology Ltd (“Renex”). WARAE, which is incorporated in the People’s Republic of China, manufactures the Company’s products for final assembly in the United States.

Renex, a Hong Kong corporation, performs a portion of the Company’s research and development activities relating principally to the development of a wireless platform for detection and monitoring. The Company exercises managerial control over the day-to-day operations of Renex and holds approximately 90% of the voting shares, accordingly, Renex has been consolidated in the accompanying financial statements. As of December 31, 2001, Renex was in the process of completing a $3 million private placement of its capital stock and, in connection therewith, had received a $500,000 deposit from one of its minority shareholders. This amount is included in minority interest in consolidated subsidiary in the consolidated balance sheet as of December 31, 2001.

All intercompany accounts and transactions have been eliminated in the consolidated financial statements.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ materially from those estimates.

Revenue Recognition

The Company recognizes sales upon shipment provided no significant obligations remain and collectibility is probable. A provision for estimated product returns is established at the time of sale based upon historical return rates adjusted for current economic conditions. Service revenues relating to maintenance services performed by the Company, which represent less than 5% of net revenues in each of 2001, 2000, and 1999, are recognized as earned based upon contract terms, which is generally ratably over the term of service. Net sales includes amounts billed to customers in sales transactions for shipping and handling, as prescribed by the Emerging Issues Task Force Issue No. 00-10 Accounting for Shipping and Handling Fees and Costs. Shipping fees represent approximately 1% of net revenues in each of 2001, 2000, and 1999.

RAE SYSTEMS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

In December 1999, the Staff of the Securities and Exchange Commission (SEC) issued its Staff Accounting Bulletin (SAB) No. 101, Revenue Recognition. SAB No. 101 provides the Staff’s views in applying generally accepted accounting principles to selected revenue recognition issues. SAB No. 101 is effective for the fourth fiscal quarter of fiscal years beginning after December 15, 1999. The Company believes that its current revenue recognition policies comply with the provisions of SAB No. 101.

Cash and Cash Equivalents

The Company considers all highly liquid investments having original maturities of 90 days or less to be cash equivalents.

Accounts Receivable and Allowance for Doubtful Accounts

The Company grants credit to its customers after undertaking an investigation of credit risk for all significant amounts. An allowance for doubtful accounts is provided for estimated credit losses at a level deemed appropriate to adequately provide for known and inherent risks related to such amounts. The allowance is based on reviews of loss, adjustments history, current economic conditions and other factors that deserve recognition in estimating potential losses. While management uses the best information available in making its determination, the ultimate recovery of recorded accounts receivable is also dependent upon future economic and other conditions that may be beyond management’s control.

Inventories

Inventories are stated at the lower of cost (moving weighted average method) or market.

Property and Equipment

Property and equipment are stated at cost net of accumulated depreciation. Depreciation is provided using the straight-line method over the related estimated useful lives, as follows:

Equipment	5 to 7 years
Furniture and fixtures	5 to 7 years
Computers equipment	5 years
Automobiles	5 years
Building improvements	Lesser of 5 years or the remaining lease term

Warranty Repairs

The Company generally provides a one to three year limited warranty on its products and establishes a provision for the estimated costs of fulfilling these warranty obligations at the time the related revenue is recorded. Historically, warranty costs have been insignificant.

Research and Development

Research and development costs incurred by the Company are expensed as incurred.

Advertising Costs

The Company expenses the costs of advertising as incurred. During the years ended December 31, 2001, 2000 and 1999, advertising expense was $235,000, $271,600 and $159,300, respectively.

RAE SYSTEMS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Income Taxes

The Company reports income taxes in accordance with SFAS No. 109, Accounting for Income Taxes, which requires an asset and liability approach. This approach results in the recognition of deferred tax assets (future tax benefits) and liabilities for the expected future tax consequences of temporary differences between the book carrying amounts and the tax basis of assets and liabilities. The deferred tax assets and liabilities represent the future tax return consequences of those differences, which will either be deductible or taxable when the assets and liabilities are recovered or settled. Future tax benefits pertaining to unrealized foreign losses have been fully offset by a 100% valuation allowance as management is unable to determine that it is more likely than not that this deferred tax asset will be realized.

Long-Lived Assets

The Company periodically reviews its long-lived assets for impairment. When events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable, the Company writes the asset down to its estimated fair value.

Fair Values of Financial Instruments

The following methods and assumptions were used by the Company in estimating its fair value disclosures for financial instruments:

•
Cash and Cash Equivalents, Accounts Receivable and Accounts Payable:    The carrying amount reported in the balance sheet for these items approximates fair value because of the short maturity of these instruments.

•	Line of Credits: The Company’s borrowings under its lines of credit are made at floating rates based on the prime-lending rate and the carrying value of such borrowings approximates fair value.

As of December 31, 2001 and 2000, the fair values of the Company’s financial instruments approximate their historical carrying amounts.

Translation of Foreign Currencies

The balance sheets and income statements of the Company’s foreign subsidiaries are translated at current exchange rates in effect at the end of the fiscal period. Translation gains and losses are immaterial to the consolidated financial statements. Foreign currency transaction gains and losses are included in consolidated net income.

Stock-Based Incentive Programs

Statement of Financial Accounting Standards (SFAS) No. 123, Accounting for Stock-Based Compensation, encourages entities to recognize compensation costs for stock-based employee compensation plans using the fair value based method of accounting defined in SFAS No. 123, but allows for the continued use of the intrinsic value based method of accounting prescribed by Accounting Principles Board (APB) Opinion No. 25, Accounting for Stock Issued to Employees. The Company continues to use the accounting prescribed by APB Opinion No. 25, and as such, is required to disclose pro forma net income and earnings per share as if the fair value based method of accounting had been applied.

In March 2000, the Financial Accounting Standards Board (FASB) issued Interpretation (Interpretation) No. 44, Accounting for Certain Transactions involving Stock Compensation, an Interpretation of APB Opinion

RAE SYSTEMS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

No. 25, which became effective July 1, 2000. Interpretation No. 44 clarifies (a) the definition of employee for purposes of applying Opinion 25, (b) the criteria for determining whether a stock compensation plan qualifies as a noncompensatory plan, (c) the accounting consequences of various modifications to the terms of a previously fixed stock option or award, and (d) the accounting for an exchange of stock compensation awards in a business combination. Adoption of the provisions of the Interpretation had no significant impact on the Company’s consolidated financial statements.

Earnings Per Share

The Company applies the provisions of SFAS No. 128, Earnings Per Share. SFAS No. 128 provides for the calculation of basic and diluted earnings per share. Basic earnings per share includes no dilution and is computed by dividing income available to common shareholders by the weighted average number of common shares outstanding for the period. Diluted earnings per share reflect the potential dilution of securities that could share in the earnings of an entity. Anti-dilution provisions of SFAS No. 128 require consistency between diluted per-common-share amounts and basic per-common share amounts in loss periods.

New Accounting Pronouncements

In June 2000, SFAS No. 133 was amended by SFAS No. 138, Accounting for Certain Derivative Instruments and Hedging Activities, which amended or modified certain issues discussed in SFAS No. 133. SFAS No. 138 is effective for all fiscal years beginning after June 15, 2000. SFAS No. 133 and SFAS No. 138 establish accounting and reporting standards requiring that every derivative instrument be recorded in the balance sheet as either an asset or liability measured at its fair value. The statements also require that changes in the derivative’s fair value be recognized currently in earnings unless specific hedge accounting criteria are met. At this time, the Company does not engage in derivative instruments or hedging activities. Accordingly, there was no impact on the Company’s financial statements from the adoption of SFAS No. 133 and SFAS No. 138.

In June 2001, the Financial Accounting Standards Board finalized SFAS No. 141 (SFAS No. 141), Business Combinations, and SFAS No. 142, Goodwill and Other Intangible Assets. SFAS No. 141 requires the use of the purchase method of accounting and prohibits the use of the pooling-of-interests method of accounting for business combinations initiated after June 30, 2001. SFAS No. 141 also requires that the Company recognize acquired intangible asserts apart from goodwill if the acquired intangible assets meet certain criteria. SFA No. 141 applies to all business combinations initiated after June 30, 2001 and for purchase business combinations completed on or after July 1, 2001. It also requires, upon adoption of SFAS No. 142, that the Company reclassify the carrying amounts of intangible assets and goodwill base on the criteria in SFAS No. 141.

SFAS No. 142 requires, among other things, that companies no longer amortize goodwill, but instead test goodwill for impairment at least annually. In addition, SFAS No. 142 requires that the Company identify reporting units for the purposes of assessing potential future impairments of goodwill, reassess the useful lives of other existing recognized intangible assets, and cease amortization of intangible assets with an indefinite useful life. An intangible asset with an indefinite useful life should be tested for impairment in accordance with the guidance in SFAS No. 142. SFAS No. 142 is required to be applied in fiscal years beginning after December 15, 2001 to all goodwill and other intangible assets recognized at that date, regardless of when those assets were initially recognized. SFAS No. 142 requires the Company to complete a transitional goodwill impairment test six months from the date of adoption. The Company is also required to reassess the useful lives of other intangible assets within the first interim quarter after adoption of SFAS No. 142. At this time, the Company does not expect that the implementation of SFAS No. 142 will have any material impact on its financial position, results of operations or cash flows.

RAE SYSTEMS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

In August 2001, the FASB issued SFAS No. 143 (SFAS 143) Accounting for Obligations Associated with the Retirement of Long-Lived Assets. SFAS 143 addresses financial accounting and reporting for the retirement obligation of an asset. SFAS 143 states that companies should recognize the asset retirement cost, at its fair value, as part of the cost asset and classify the accrued amount as a liability in the balance sheet. The asset retirement liability is then accreted to the ultimate payout as interest expense. The initial measurement of the liability would be subsequently updated for revised estimates of the discounted cash outflows. SFAS 143 will be effective for fiscal years beginning after June 15, 2002. At this time, the Company does not expect that the implementation of SFAS 143 will have any material impact on its financial position, results of operations, or cash flows.

In October 2001, the FASB issued SFAS No. 144 (SFAS 144) Accounting for the Impairment or Disposal of Long-Lived Assets. SFAS 144 supersedes the SFAS No. 121 by requiring that one accounting model to be used for long-lived assets to be disposed of by sale, whether previously held and used or newly acquired, and by broadening the presentation of discontinued operation to include more disposal transactions. SFAS 144 will be effective for fiscal years beginning after December 15, 2001. At this time, the Company does not expect that the implementation of SFAS 144 will have any material impact on its financial position, results of operations, or cash flows.

2.    Current Developments

On January 9, 2002 RAE Systems, Inc. executed a definitive merger agreement, which contemplates the merger of RAES Acquisition Corporation, a California corporation and wholly-owned subsidiary of Nettaxi.com, a Nevada corporation, with RAE Systems, Inc. Under the terms of the merger agreement, RAE Systems, Inc. shareholders will receive approximately 80% of the outstanding shares of the combined entity. Subject to the approval of shareholders, Nettaxi.com shares will be reverse split at the ratio of 5.67 to 1 prior to the closing of the merger. The management and Board of Directors of Nettaxi.com will resign at the closing of the merger and be replaced with the Board of Directors and management team of RAE Systems, Inc. The transaction, which is expected to be tax-free to shareholders of both companies for U.S. Federal income tax purposes, is subject to the approval of each party’s shareholders. Upon completion of the merger, the new company will be known as RAE Systems, Inc., a publicly traded company. See Notes 13 and 17.

Included in other assets and pre-merger costs as of December 31, 2001 is $110,000 of capitalized merger costs incurred relating to the contemplated merger with Nettaxi.com. These costs will be expensed in 2002 to the extent that such costs exceed the cash balance of Nettaxi.com or in the event the merger is not consummated.

3.    Inventories

Inventories consist of the following:

	December 31,
	2001	2000
Raw Materials	$1,685,100	$1,679,100
Work-in-Progress	1,786,600	1,244,000
Finished Goods	244,100	305,500

	$3,715,800	$3,228,600

RAE SYSTEMS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

4.    Property and Equipment

A summary of property and equipment follows:

	December 31,
	2001	2000
Equipment	$1,236,400	$1,436,400
Furniture and fixtures	367,700	354,800
Computer equipment	902,000	679,200
Automobiles	123,900	89,300
Building improvements	45,200	44,000

	2,675,200	2,603,700
Less accumulated depreciation	1,472,900	1,025,100

	$1,202,300	$1,578,600

As of December 31, 2001 and 2000, the cost of the Company’s equipment under capital leases, which consist principally of computer equipment, totaled $281,900 and $253,500, with accumulated amortization of $121,000 and $35,500 in 2001 and 2000, respectively.

5.    Accrued Expenses

Accrued expenses as of December 31, 2001 and 2000 are summarized as follows:

	December 31,
	2001	2000
Accrued Expenses:
Compensation and related benefits	$462,800	$317,100
Accrued commissions	45,400	390,400
Legal and professional (Note 13)	389,600	598,100
Warranty reserve	111,200	104,300
Other	225,800	112,200

	$1,234,800	$1,522,100

6.    Notes Payable

The bank lines of credit and notes payable as of December 31, 2001 and 2000 are as follows:

	December 31,
	2001	2000
HSBC Bank USA	$2,000,000	$1,000,000
General Bank	1,425,800	—
Note Payable	1,000,000	—
Comerica Bank	—	1,088,300

	$4,425,800	$2,088,300

RAE SYSTEMS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The Company has a line of credit arrangement with HSBC Bank USA to borrow up to $3,000,000 for working capital purposes at an interest rate of 0.5% below the prime rate (4.25% at December 31, 2001). Borrowings under this line are separately due and payable every 90 days. Under this arrangement, which expires October 31, 2002 and is subject to annual review by the bank, the Company is required to maintain a letter of credit as collateral for the loan. Additionally, the Company’s wholly-owned subsidiary, RAE-Asia, has been required to place $3,000,000 in a restricted cash account to collateralize the letter of credit. As of December 31, 2001 and 2000, there was $2,000,000 and $1,000,000, respectively, outstanding under this line of credit.

During 2001, the Company entered into line of credit agreement, expiring in April 2002, with General Bank to borrow up to $2,000,000 for working capital purposes at an interest rate of prime plus 0.25% (5% at December 31, 2001). The borrowings are limited to 85% of aggregate eligible accounts receivable plus 30% of aggregate eligible inventory, with any outstanding borrowings collateralized by substantially all of the business assets, including the assignment of patents. The Company is required to maintain certain financial ratios and covenants as defined in the agreement. As of December 31, 2001, the Company was in compliance with all of these financial covenants. As of December 31, 2001, there was $1,425,800 outstanding under this line of credit.

During 2001, RAE-Asia entered into a one-year loan agreement with Ascendant Incorporated, an unrelated Hong Kong corporation, to borrow $1,000,000 at an interest rate of 9.5%. This loan, which is due on July 25, 2002, was obtained in order to satisfy the restricted cash requirement noted above. The loan agreement specifies that the interest rate will increase to 12% should the loan repayment be delayed beyond the scheduled due date. As of December 31, 2001, there was $1,000,000 outstanding under this note payable.

During 2000, the Company had a line of credit from Comerica Bank for $2,000,000, collateralized by all business assets, with an interest rate at the bank’s prime rate plus 0.25%. As of December 31, 2000, $1,088,300 was outstanding under this line of credit. The Company repaid all amounts owed and terminated the agreement in April 2001.

7.    Income Taxes

Income tax expense (benefit) comprises:

2001	Current	Deferred	Total
Federal	$89,200	$4,200	$93,400
State	800	(78,500)	(77,700)
Foreign	38,400	—	38,400

	$128,400	$(74,300)	$54,100

2000	Current	Deferred	Total
Federal	$771,100	$(392,800)	$378,300
State	800	(34,200)	(33,400)
Foreign	73,700	—	73,700

	$845,600	$(427,000)	$418,600

1999	Current	Deferred	Total
Federal	$664,700	$(340,700)	$324,000
State	800	5,500	6,300
Foreign	—	—	—

	$665,500	$(335,200)	$330,300

RAE SYSTEMS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following summarizes the differences between the income tax expense and the amount computed by applying the Federal income tax rate in 2001, 2000, and 1999 to income before income taxes:

	Years ending December 31,
	2001	2000	1999
Federal income tax at statutory rate	$64,900	$424,200	$284,300
Nondeductible expenses	90,100	44,900	24,800
Effects of foreign operations	50,400	95,600	86,000
Federal tax credits	(101,000)	(124,000)	(69,000)
State income taxes, net of federal benefit	21,300	64,400	42,400
State tax credits	(71,600)	(86,500)	(38,200)

	$54,100	$418,600	$330,300

Deferred tax assets and liabilities as of December 31, 2001 and 2000 were comprised of the following:

	December 31,
	2001	2000
Deferred tax assets:
Allowance for doubtful accounts	$82,100	$20,500
Inventories	119,000	106,500
Accrued vacation	95,900	65,300
Other accruals	105,700	7,400
Deferred revenue	157,300	243,700
Unrealized foreign losses	177,400	11,500
State income taxes and credits	63,000	70,400

	800,400	525,300
Valuation allowance	(177,400)	(11,500)

Total deferred tax assets	$623,000	$513,800

Deferred tax liabilities:
Fixed assets	$(121,900)	$(87,000)
Foreign earnings	(443,400)	(443,400)

Total deferred tax liabilities	(565,300)	(530,400)

Net deferred tax assets (liabilities)	$57,700	$(16,600)

U.S. income taxes were provided for deferred taxes on undistributed earnings of non-U.S. subsidiaries that are not expected to be permanently reinvested in such companies. There has been no provision for U.S. income taxes for the remaining undistributed earnings of approximately $335,000 as of December 31, 2001, because the Company intends to reinvest these earnings indefinitely in operations outside the United States. If such earnings were distributed, additional U.S. taxes of approximately $133,000 would accrue after utilization of U.S. tax credits. Any foreign withholding taxes incurred as a result of the remittance of all previously undistributed earnings would be creditable against U.S. tax liabilities.

As of December 31, 2001, the Company had research credit carryforwards of approximately $0 and $80,000 for Federal and California income tax purposes, respectively. The California credits are not subject to expiration under current California tax law.

RAE SYSTEMS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

8.    Operating and Capital Leases

The Company and its subsidiaries lease certain manufacturing, warehousing, and other facilities under operating leases expiring in various years through 2006. The leases generally provide for the lessee to pay taxes, maintenance, insurance, and certain other operating costs of the leased property. Total rent expense for the years ended December 31, 2001, 2000, and 1999 was $660,700, $631,700, and $465,100, respectively. The Company also leases certain computer equipment under capital leases expiring in various years through 2004. As of December 31, 2001, future minimum rental payments required under operating and capital leases are as follows:

	Year Ending December 31,
	Operating Leases	Capital Leases
2002	$667,400	$110,000
2003	680,300	53,400
2004	334,200	1,200
2005	79,700	—
2006	57,000	—

Total minimum lease payments	$1,818,600	164,600

Less: Amount representing interest at 10 to 19%		16,700

Present value of minimum lease payments		147,900
Less: Current portion		96,600

Long-term capitalized lease obligation		$51,300

In addition to the leases above, the Company’s 47%-owned subsidiary, Renex, entered into an operating lease agreement in June 2001 for an office facility in Hong Kong which is scheduled for completion in July 2002. The lease required a $33,600 deposit upon execution, is subject to annual renewal by the landlord and is guaranteed by the Company. Monthly rent is estimated to be $5,200.

9.    Employee Benefit Plans

The Company has a defined contribution 401(k) plan (the Plan) for its domestic employees. The Plan is available to all employees who have reached the age of twenty-one and who have completed three months of service with the Company. Under the Plan, eligible employees may defer a portion of their salaries as their contributions to the Plan. The Company’s contributions are determined based on 25% of the first 6% of the covered employee’s salary, subject to statutory maximum levels. Contributions to the Plan totaled $47,700, $31,400 and $26,000, for the years ended December 31, 2001, 2000, and 1999, respectively.

10.    Concentrations

Financial instruments, which potentially subject the Company to concentration of credit risk, consist principally of cash and cash equivalents and trade receivables. The Company places its domestic and foreign cash and cash equivalents with high quality financial institutions. Domestic cash balances are insured by the Federal Deposit Insurance Company up to $100,000 per bank. As of December 31, 2001 and 2000, the Company had deposits at several domestic financial institutions in excess of insured limits of $978,100 and $697,300, respectively. Also, the Company had deposits at several foreign financial institutions, which are not insured, that aggregated $5,177,500 and $4,091,900 as of December 31, 2001 and 2000, respectively.

RAE SYSTEMS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

A significant portion of the Company’s revenues and accounts receivable are derived from sales made to unrelated distributors located primarily throughout North America, as well as Europe and Asia. The following table presents certain data by geographic area:

	December 31,
	2001	2000	1999
Net sales to external customers:
United States	$13,085,800	$14,036,900	$7,232,600

International:
Asia	2,329,900	1,203,500	824,600
Europe	1,796,400	1,739,100	1,273,600
Canada and Mexico	1,013,500	878,800	593,800
All other	788,000	335,800	908,300

	5,927,800	4,157,200	3,600,300

Total consolidated net sales to external customers	$19,013,600	$18,194,100	$10,832,900

Property and equipment, net:
United States	$732,000	$1,098,500
Asia	470,300	480,100

Total property and equipment, net	$1,202,300	$1,578,600

For the year ended December 31, 2000, the Company had sales to one customer who comprised 21% of consolidated sales. No individual customer comprised more than 10% of consolidated net sales in 2001 and 1999. The Company believes any risk of accounting loss is significantly reduced due to the diversity in customers, geographic sales areas and the Company extending credit based on established limits or terms. The Company performs credit evaluations of its customers’ financial condition whenever necessary, and generally does not require cash collateral.

11.    Convertible Redeemable Preferred Stock

The rights, preferences, and privileges of the holders of preferred stock are as follows:

•
The holders of the Series A and B preferred stock are entitled to annual noncumulative dividends, if and when declared by the Board of Directors, of $0.024 per share and $0.06 per share, respectively. No dividends have been declared or paid on the preferred stock since inception of the Company.

•
Shares of preferred stock are convertible to common stock at any time at the rate of four shares of common stock for each share of preferred stock. In addition, the preferred stock may be automatically converted into common stock: 1) ninety days after the end of the fiscal year in which the Company achieves $3 million in net book value, as reflected in the audited financial statements for that fiscal year; 2) in the event of a “Qualified Public Offering”, as defined; or 3) upon the written consent of the holders of a majority of the then outstanding shares of preferred stock. The holders of preferred stock are also protected by certain anti-dilution provisions. See Note 17.

•	The holders of each share of convertible preferred stock have the right to one vote for each full share of common stock on an “as if converted” basis.

RAE SYSTEMS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Redemption Features

Shares of Series A and B preferred stock are redeemable at any time at the option of the Company at $0.40 and $1.00 per share, respectively, plus declared but unpaid dividends (“Redemption Proceeds”). Additionally, the terms of the preferred stock provide that in the event of any liquidation of the Company, which includes a change in control whereby the shareholders of the Company own less than 50% of the equity securities of the surviving corporation, the preferred shareholders shall be entitled to receive their Redemption Proceeds prior to and in preference to any distributions to the holders of common stock. As the preferred stock has conditions for redemption that are not solely within the control of the Company, such preferred stock has been classified outside of shareholders’ equity.

12.    Capital Stock

Common Stock

In December 1998, the Company’s Board of Directors approved a 4-for-1 split of its common stock. All shares and per share amounts, as well as options and corresponding exercise prices and fair market values, have been restated in the accompanying consolidated financial statements to reflect the stock split.

Stock Option Plan

In August 1993, the Company’s Board of Directors adopted the 1993 Stock Option Plan (the Plan). The Plan authorizes the grant of options to purchase shares of common stock to employees, directors, and consultants of the Company and its affiliates. The options are a combination of both incentive and non-statutory options.

Incentive options may be granted at not less than 100% of the fair market value per share, and non-statutory options may be granted at not less than 85% of the fair market value per share at the date of grant as determined by the Board of Directors or committee thereof, except for options granted to a person owning greater than 10% of the outstanding stock, for which the exercise price must not be less than 110% of the fair market value. Options granted under the Plan generally vest 25% after one year with the remainder vesting monthly over the following three years and are exercisable over ten years.

The Company has reserved 4,000,000 shares of common stock for issuance under the Plan. As of December 31, 2001, the Company had 867,540 shares of common stock available for future grant under the Plan.

RAE SYSTEMS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

A summary of the status of the Company’s stock option plan as of December 31, 2001, 2000, and 1999, and changes during the years then ended is presented in the following table:

	Options Outstanding
	December 31, 2001		December 31, 2000		December 31, 1999
	Shares	Weighted-Average Exercise Price	Shares	Weighted-Average Exercise Price	Shares	Weighted-Average Exercise Price
Beginning	1,804,000	$0.100	1,972,500	$0.085	1,135,580	$0.032
Granted	955,500	$0.125	998,500	$0.125	1,552,500	$0.125
Exercised	(677,499)	$0.088	(492,040)	$0.060	(124,489)	$0.025
Forfeited	(342,501)	$0.113	(674,960)	$0.124	(591,091)	$0.099

Ending	1,739,500	$0.116	1,804,000	$0.100	1,972,500	$0.085

Exercisable at year-end	585,166		782,794		622,409

Weighted-average fair value of options granted during the period:		$0.900		$0.280		$0.130

The following table summarizes information about stock options outstanding as of December 31, 2001:
	Options Outstanding			Options Exercisable
Range of Exercise Prices	Number Outstanding	Weighted-Average Remaining Contractual Life (Years)	Weighted-Average Exercise Prices	Number Exercisable	Weighted-Average Exercise Prices
$0.01-0.10	160,000	5.41	$0.025	160,000	$0.025
$0.11-0.20	1,579,500	8.14	$0.125	425,166	$0.125

	1,739,500		$0.116	585,166	$0.098

The Company accounts for its stock-based awards using the intrinsic value method in accordance with APB No. 25. Accordingly, compensation cost has been recognized for stock options in the accompanying financial statements if, on the date of grant, the current market value of the underlying common stock exceeded the exercise price of the stock options at the date of grant.

During the years ended December 31, 2001, 2000, and 1999, deferred compensation of approximately $765,700 $160,900, and $75,500, respectively, was recorded for options granted at an exercise price below the estimated fair market value of the underlying common stock, of which approximately $200,100, $62,100, and $22,100 was amortized to compensation expense in 2001, 2000 and 1999, respectively. The remaining deferred compensation will be amortized over the balance of the four-year vesting period of stock options.

In December 2001, the Company issued 700,000 non-plan stock purchase rights, which vested and were exercised immediately, to an officer, a director and a consultant at an exercise price of $0.125 per share. The fair value of the underlying shares of common stock on the date of issuance was approximately $700,000. Under the terms of the stock purchase agreement with these individuals, the shares were placed in escrow and are earned contingent upon the consummation of the merger discussed in Note 2. As such, the Company may be required to repay the $87,500 in proceeds received during 2001 should the contemplated merger not occur. Additionally, if and when the merger occurs, the Company will be required to record a significant non-cash charge to

RAE SYSTEMS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

compensation expense based on the intrinsic or fair value of the equity instrument, as applicable, on the effective date of the merger. See Note 13.

SFAS No. 123, Accounting for Stock–Based Compensation, requires the Company to provide pro forma information regarding net income and earnings per share as if compensation cost for the Company’s stock option plan had been determined in accordance with the fair value based method prescribed in SFAS No.123. The Company estimates the fair value of stock options at the grant date by using the Black–Scholes option valuation model with the following weighted average assumptions used for grants in 2001, 2000, and 1999: dividend yield of 0%; expected volatility of 0.1%; risk–free interest rates of 5.01%, 5.7%, and 5.63%; and expected lives of five years for all plan options.

Under the accounting provisions of SFAS No. 123, the Company’s net income and the basic and diluted net income per common share would have been adjusted to the pro forma amounts below:

	2001	2000	1999
Net income:
As reported	$136,800	$829,200	$505,900
Pro forma	$124,900	$819,500	$497,400
Basic earnings per share:
As reported	$0.01	$0.06	$0.03
Pro forma	$0.01	$0.06	$0.03
Diluted earnings per share:
As reported	$0.01	$0.04	$0.02
Pro forma	$0.01	$0.04	$0.02

13.    Commitments and Contingencies

Royalty

In 1998, Dragerwerk Aktiengesellschaft (“Dragerwerk”), a German corporation, filed a patent infringement lawsuit against the Company. In November 2000, as part of the settlement of this dispute, the Company entered into non-exclusive, non-sublicensable right and license agreement with Dragerwerk for the use of U.S. Patent No. 5,654,498 issued August 5, 1997 and entitled “Device for the Selective Detection of a Component in a Gas Mixture.” As part of the settlement agreement, the Company was required to pay $73,200 in back royalties relating to net sales of certain of the Company’s products during the period from January 1, 1998 through December 31, 2000. Additionally, commencing January 1, 2001 and continuing through December 31, 2009, the Company is required to pay Dragerwerk a royalty equal to 7.5% of net sales of certain licensed products manufactured or imported for sale by or for the Company in the United States. During the years ended December 31, 2001 and 2000, the Company incurred royalty expense of $47,900 and $73,200, respectively.

Litigation

In November 2000, Gastec Corporation (“Gastec”), a Japanese corporation, filed a lawsuit against the Company claiming, among other things, trade dress infringement regarding certain product model numbers and advertising conflicts. In October 2001, the Company entered into a settlement agreement with Gastec which provided for the phase out of these conflicting product model numbers and certain promotional programs by the Company. In addition, the Company was required to make a cash payment to Gastec upon the execution of the settlement agreement with a final cash payment due in September 2002. This obligation due in September 2002 is included in accrued expenses as of December 31, 2001.

During the fourth quarter of 2001, the Company was named as a defendant in a product liability lawsuit. This matter is in the early stages of investigation and the Company intends to defend itself vigorously. The

RAE SYSTEMS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Company has referred this matter to its insurance carrier under the product liability provisions of the Company’s insurance policy. The Company is unable, however, to predict the outcome of this matter, or reasonably estimate a range of possible loss given the current status of the litigation.

The Company is engaged in various ongoing legal proceedings incidental to its normal business activities. The Company is unable, however, to predict the outcome of these matters, or reasonably estimate a range of possible losses given the current status of the litigation.

Funding Commitment

RAE Asia has entered into a shareholder agreement among the shareholders of its 47%-owned subsidiary in Hong Kong, Renex, whereby the shareholders agree to fund Renex’s operations as necessary when requested to do so by its Board of Directors. The Company has committed to provide $500,000 in cash funding to Renex during 2002.

Employment Agreements

The Company has entered into employment agreements with two key executives. The employment agreements provide for minimum combined aggregate annual base compensation of $305,000 for fiscal year 2001 and options to purchase 300,000 shares of Company stock, vesting over four years. The employment agreements are “at will” and can be terminated with or without cause or with or without notice at any time by either the employee or the Company.

Stock Purchase Rights

In connection with the pending merger (Note 2), in December 2001, the Company issued 700,000 fully vested stock purchase rights, which vested and were exercised immediately, to an officer, a director and a consultant at an exercise price of $0.125 per share. The fair value of the underlying shares of common stock on the date of issuance was approximately $700,000. The shares have been placed in escrow and are earned contingent upon the consummation of the merger. If and when the merger is consummated, the Company will be required to record a significant non-cash charge to compensation expense based on the intrinsic or fair value of the equity instrument, as applicable, on the effective date of the merger.

Consulting Arrangement

In connection with the pending merger described in Note 2, the Company engaged Harter Financial to provide certain advisory services. If and when the merger is consummated, the Company will be required to make a $415,000 cash payment to Harter Financial, which will be reflected in the financial statements as a reduction to additional paid-in capital.

Capital Lease Agreement

As of January 25, 2002, the Company is in the process of finalizing a five-year capital lease agreement for a customer management database system. Aggregate payments to be made over the lease term are estimated to be $333,000.

14.    Related Party Transactions

During 2001, the Company recognized $11,400 in sales revenue from a Company wholly-owned by an officer shareholder of the Company. Included in accounts receivable as of December 31, 2001 is $3,000 due from this related customer.

RAE SYSTEMS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

15.    Quarterly Information (Unaudited)

The summarized quarterly financial data presented below reflect all adjustments, which, in the opinion of management, are of a normal and recurring nature necessary to present fairly the results of operations for the periods presented.

	Year Ended December 31,
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	2001
Net revenues	$4,527,000	$4,552,300	$4,957,800	$4,976,500	$19,013,600
Gross profit	2,690,500	2,917,400	3,114,600	3,249,200	11,971,700
Operating (loss) income	(5,200)	69,400	(29,800)	(131,600)	(97,200)
Net income	$34,500	$87,100	$1,400	$13,800	$136,800
Per common share:
Basic:	$0.00	$0.01	$0.00	$0.00	$0.01
Diluted:	$0.00	$0.01	$0.00	$0.00	$0.01

	Year Ended December 31,
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	2000
Net revenues	$3,257,500	$4,483,600	$5,649,500	$4,803,500	$18,194,100
Gross profit	1,969,500	2,863,600	3,752,600	3,029,400	11,615,100
Operating (loss) income	(201,700)	105,900	1,018,400	359,100	1,281,700
Net (loss) income	$(177,300)	$54,400	$638,000	$314,100	$829,200
Per common share:
Basic:	$(0.01)	$0.00	$0.04	$0.02	$0.06
Diluted:	$(0.01)	$0.00	$0.03	$0.01	$0.04

16.     Supplemental Disclosures

(a)  The following is supplemental disclosure for the statements of cash flows.

	Years Ended December 31,
	2001	2000	1999
Cash Paid:
Income taxes	$83,600	$2,100	$—
Interest	$284,800	$272,400	$87,500
Noncash Investing and Financing Activities:
Capital leases entered into for equipment	$12,000	$265,000	$—

(b)  The following is supplemental disclosure of valuation and qualifying accounts.

Description	Balance as of Beginning of Year	Additions Charged to Expenses	Deductions	Balance as of End of Year
2001:
Allowance for doubtful accounts	$75,000	$161,900	$(36,900)	$200,000
2000:
Allowance for doubtful accounts	$34,000	$41,000	$—	$75,000
1999:
Allowance for doubtful accounts	$34,000	$—	$—	$34,000

RAE SYSTEMS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Description	Balance as of Beginning of Year	Additions Charged to Expenses	Deductions	Balance as of End of Year
2001:
Inventory reserve	$100,000	$30,000	$—	$130,000
2000:
Inventory reserve	$—	$100,000	$—	$100,000
1999:
Inventory reserve	$—	$—	$—	$—

17.    Subsequent Event

On April 9, 2002, the merger agreement between RAE Systems Inc, RAES Acquisition Corporation and Nettaxi.com was consummated. In connection with the consummation of the merger, (i) approximately $7 million of cash representing the remaining net assets of Nettaxi.com was transferred to RAE Systems Inc. and (ii) all of the outstanding shares of RAE Systems Inc. convertible redeemable preferred stock were converted into RAE Systems Inc. common stock. See Notes 2, 11 and 13.

RAE SYSTEMS, INC.

CONDENSED CONSOLIDATED BALANCE SHEETS

	March 31, 2002	December 31, 2001
	(Unaudited)
ASSETS
Current Assets:
Cash and cash equivalents	$3,818,100	$3,742,600
Restricted cash	3,000,000	3,000,000
Accounts receivable, net of allowance for doubtful accounts
of $177,600 and $200,000, respectively	2,341,900	2,398,100
Inventories	3,773,600	3,715,800
Prepaid expenses and other current assets	317,300	267,100
Deferred income taxes	500,800	500,800

Total Current Assets	13,751,700	13,624,400

Property and Equipment, net	1,309,800	1,202,300
Deposits and Pre-Merger Costs	468,000	216,500

	$15,529,500	$15,043,200

LIABILITIES, CONVERTIBLE REDEEMABLE PREFERRED STOCK, AND SHAREHOLDERS’ EQUITY
Current Liabilities:
Note payable and lines of credit	$4,425,800	$4,425,800
Accounts payable	1,547,800	842,200
Accrued expenses	1,275,000	1,234,800
Income taxes payable	1,523,500	1,670,200
Current portion of deferred revenue	265,100	248,900
Current portion of capital lease obligations	151,500	96,600

Total Current Liabilities	9,188,700	8,518,500

Deferred Revenue, net of current portion	91,500	149,900
Capital Leases Obligations, net of current portion	124,700	51,300
Deferred Income Taxes	443,100	443,100
Minority Interest in Consolidated Subsidiary	1,072,600	1,141,900

Total Liabilities	10,920,600	10,304,700

Commitments and Contingencies
Convertible Redeemable Preferred Stock:
Series A, $0.01 par value; 700,000 shares authorized, issued,
and outstanding at each date, $.40 per share redemption value	300,000	300,000
Series B, $0.01 par value; 1,000,000 shares authorized, issued,
and outstanding at each date, $1.00 per share redemption value	1,000,000	1,000,000

	1,300,000	1,300,000

Shareholders’ Equity:
Common stock, $0.01 par value; 40,000,000 shares authorized;
16,494,648 and 16,492,960 shares issued and outstanding, respectively	164,900	164,900
Additional paid-in capital	1,161,800	1,161,600
Deferred compensation	(668,600)	(717,800)
Retained Earnings	2,650,800	2,829,800

Total Shareholders’ Equity	3,308,900	3,438,500

	$15,529,500	$15,043,200

See accompanying notes to condensed consolidated financial statements.

RAE SYSTEMS, INC.

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

	Three months ended March 31,
	2002	2001
	(Unaudited)	(Unaudited)
Net Sales	$4,545,300	$4,527,000
Cost of Sales	2,024,800	1,836,500

Gross Margin	2,520,500	2,690,500

Operating Expenses:
Sales and marketing	1,073,300	1,055,800
Research and development	725,900	744,300
General and administrative	845,200	758,900
Legal fees and settlement costs	77,900	136,700

Total Operating Expenses	2,722,300	2,695,700

Operating Loss	(201,800)	(5,200)

Other Income (Expense):
Interest income	15,500	39,400
Interest expense	(59,500)	(60,400)
Other, net	(2,500)	(4,400)
Minority interest in loss of consolidated subsidiary	69,300	78,700

(Loss) Income Before Income Taxes	(179,000)	48,100
Income Taxes	—	(13,600)

Net (Loss) Income	$(179,000)	$34,500

Basic (Loss) Earnings Per Common Share	$(0.01)	$0.00

Diluted (Loss) Earnings Per Common Share	$(0.01)	$0.00

Weighted-average common shares outstanding	16,494,142	15,261,077
Convertible preferred stock	—	6,800,000
Stock options	—	1,728,010

Diluted weighted-average common shares outstanding	16,494,142	23,789,087

See accompanying notes to condensed consolidated financial statements.

RAE SYSTEMS, INC.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

	Three months ended March 31,
	2002	2001
	(Unaudited)	(Unaudited)
Increase (Decrease) in Cash and Cash Equivalents
Cash Flows From Operating Activities:
Net (Loss) Income	$(179,000)	$34,500
Adjustments to reconcile net income to net cash (used in) provided by operating activities:
Depreciation and amortization	127,800	172,300
Provision for doubtful accounts	(22,400)	41,500
Amortization of deferred compensation	49,200	106,900
Minority interest in loss of consolidated subsidiary	(69,300)	(78,700)
Deferred income taxes	(146,700)	—
Changes in operating assets and liabilities:
Accounts receivable	78,600	(131,900)
Inventories	(57,800)	(769,000)
Prepaid expenses and other current assets	(50,200)	4,900
Accounts payable	705,600	661,200
Accrued expenses	40,200	(140,800)
Income taxes payable	—	(107,800)
Deferred revenue	(42,200)	(28,200)

Net Cash Provided by (Used in) Operating Activities	433,800	(235,100)

Cash Flows From Investing Activities:
Acquisition of property and equipment	(74,900)	(46,000)
Deposits and pre-merger costs	(251,500)	(9,000)

Net Cash Used In Investing Activities	(326,400)	(55,000)

Cash Flows From Financing Activities:
Proceeds from the sale of common stock	200	21,600
Payment on capital lease obligation	(32,100)	(4,000)
Payments on notes payable and lines of credit	—	(164,000)

Net Cash Used In Financing Activities	(31,900)	(146,400)

Net Increase (Decrease) in Cash and Cash Equivalents	75,500	(436,500)
Cash and Cash Equivalents, beginning of period	3,742,600	3,004,100

Cash and Cash Equivalents, end of period	$3,818,100	$2,567,600

Supplemental Disclosure of Cash Flow Information:
Cash Paid:
Income taxes	$146,700	$112,900
Interest	$49,500	$60,400
Noncash Inventory and Financing Activities:
Capital leases entered into for equipment	$160,400	$8,800

See accompanying notes to condensed consolidated financial statements.

RAE SYSTEMS, INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)

1.    The Company

RAE Systems Inc. (RAE) was incorporated in 1991. From its founding through the launch of its initial product in 1993, RAE was primarily involved in research and development activities, raising capital and building its infrastructure. In 1996, RAE commenced its international operations in Jiading, Shanghai, where it manufactures approximately 25% of its components and products. In 1998, RAE established its Hong Kong sales office.

On April 9, 2002, immediately prior to the consummation of the merger between Nettaxi.com, a Nevada corporation and RAE Systems Inc., a California corporation (RAE California), a 1 for 5.67 reverse split of Nettaxis common stock was effected, Nettaxi was reincorporated under the laws of the state of Delaware, and the name was subsequently changed to RAE Systems Inc. Although the former Nettaxi was the surviving corporation in the merger transaction, the stockholders and management of the former RAE Systems acquired control of Nettaxi at the effective time of the merger. The merger transaction will be treated as a reverse merger for accounting purposes, whereby for accounting purposes, RAE Systems is deemed to be the acquirer and Nettaxi is deemed to be the acquired entity.

RAE generates revenue from the sale of its gas monitoring devices and wireless systems, as well as through the service and repair of its equipment. RAE sells its products through a network of approximately 140 distributors, which account for approximately 90% of its sales. RAEs customer base is varied, spanning a variety of industries, including government, airlines, oil, industrial, aerospace, chemical and shipping. In the quarter ended March 31, 2002, approximately 76% of its sales were made to customers in North America, with the remaining 24% to customers in Europe, Asia and other countries around the world.

While RAE continues to strengthen its presence in the portable gas monitoring business, RAE redirected a few of its current resources to focus on the emerging opportunities in the wireless systems business. This business will be based on RAEs wireless platform. RAE hired a key individual in research and development to assist in the design and development of the network technology, and also hired a wireless marketing expert. RAEs sales and marketing departments have been restructured to add focus to the wireless business. Specifically, RAE transferred several key individuals from research and development as application engineers in support of the project, and formed a wireless business unit within the marketing area. RAE made strategic changes in the sales organization, thus providing the requisite focus to penetrate the wireless market.

In connection with becoming a public company, the grant of certain stock options to employees and consultants, was subject to non-cash stock-based compensation charges of $49,200 for the quarter ended March 31, 2002, and $106,900 for the quarter ended March 31, 2001. These compensation charges represent the difference between the exercise price of options granted and the fair value of RAEs common stock as of the date of such grant. These amounts are being amortized over the respective vesting periods of the options. As of March 31, 2002, RAE had $668,600 of remaining deferred compensation relating to the issuance of stock options, which is expected to be amortized as compensation expense in future periods through 2005. The actual amount of stock-based compensation expenses to be recognized in future periods could decrease if the options for which accrued compensation has been recorded are terminated before they vest.

In December 2001, the Company issued 700,000 non-plan stock purchase rights, which vested and were exercised immediately, to an officer, a director and a consultant at an exercise price of $0.125 per share. The fair value of the underlying shares of common stock on the date of issuance was approximately $700,000. Under the terms of the stock purchase agreement with these individuals, the shares were placed in escrow and were earned contingent upon the consummation of the Merger with Nettaxi.com. The Company will record a non-cash compensation charge in the quarter ending June 30, 2002, based on the intrinsic or fair value of the respective equity instruments, as applicable, as of April 9, 2002, the effective date of the Merger.

RAE SYSTEMS, INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)—(Continued)

As discussed further in Note 3, RAE is currently involved in various legal proceedings. RAE expects to incur substantial legal fees and expenses in connection with these lawsuits, and, regardless of the eventual outcome, such litigation will likely be costly and time consuming, and may result in the diversion of our internal resources. Each lawsuit is in a preliminary stage, therefore the eventual outcome of each is difficult to determine. Any adverse result in either of the lawsuits could materially affect RAEs results of operations and financial position.

2.    Summary of Significant Accounting Policies

Management believes the following critical accounting policies affect its more significant estimates and assumptions used in the preparation of the condensed consolidated financial statements.

Basis of Presentation

The financial information presented herein is not audited and is not necessarily indicative of our future consolidated financial position, results of operations or cash flows. The unaudited condensed consolidated financial statements as of March 31, 2002 and for the three months ended March 31, 2002 and 2001 have been prepared on the same basis as the annual financial statements and, in the opinion of management, reflect all adjustments, which include only normal recurring adjustments, necessary to present fairly the Companys financial position, results of operations and its cash flows for the stated periods, in conformity with accounting principles generally accepted in the United States of America.

Principles of Consolidation

The accompanying consolidated financial statements include the accounts of RAE Systems Inc. and its subsidiaries as described below. RAE owns 100% of RAE Systems (Asia) Limited (RAE-Asia). RAE-Asia is a Hong Kong corporation which distributes RAEs products in Asia and the Pacific Rim. RAE-Asia owns (i) 100% of Wa-RAE Science Instruments, Ltd (Wa-RAE) and (ii) 47% of REnex Technology Ltd (REnex). Wa-RAE, which is incorporated in Jiading, Shanghai designs and manufactures RAEs products for final assembly in the United States.

REnex, a Hong Kong corporation, performs a portion of RAEs research and development activities relating principally to the development of a wireless platform for detection and monitoring. RAE exercises managerial control over the day-to-day operations of REnex and holds approximately 90% of the voting shares, accordingly, REnex has been consolidated in the accompanying financial statements. As of March 31, 2002, REnex was in the process of completing a $3 million private placement of its capital stock and, in connection therewith, had received a $500,000 deposit from one of its minority shareholders. The amount is included in minority interest in consolidated subsidiary in the consolidated balance sheet as of March 31, 2002.

All intercompany accounts and transactions have been eliminated in the consolidated financial statements.

The Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

RAE SYSTEMS, INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)—(Continued)

Revenue Recognition

The Company recognizes sales upon shipment provided no significant obligations remain and collection is probable. A provision for estimated product returns is established at the time of sale based upon historical return rates adjusted for current economic conditions. Service revenues relating to maintenance services performed by the Company, which represent less than 5% of net revenues are recognized as earned based upon contract terms, which is generally ratable over the term of service. Net sales includes amounts billed to customers in sales transactions for shipping and handling, as prescribed by the Emerging Issues Task Force Issue No. 00-10 Accounting for Shipping and Handling Fees and Costs. Shipping fees represent approximately 1% of net revenues.

Warranty Reserve

The company generally provides a one to three year limited liability on its products and establishes the estimated costs of fulfilling these warranty obligations at the time the related revenue is recorded. Historically, warranty costs have been insignificant.

Inventory

Inventories are stated at the lower of cost (moving weighted average method) or market.

Property and Equipment

Property and equipment are stated at cost net of accumulated depreciation. Depreciation is provided using the straight-line method over the related estimated useful lives, as follows:

Equipment	5 to 7 years
Furniture and fixtures	5 to 7 years
Computers equipment	5 years
Automobiles	5 years
Building improvements	Lesser of 5 years or the remaining lease term

Recent Accounting Pronouncements

In June 2001, the Financial Accounting Standards Board (the FASB) issued Statement of Financial Accounting Standards No. 141, Business Combinations (FAS 141) and Statement of Financial Accounting Standards No. 142, Goodwill and Other Intangible Assets (FAS 142). FAS 141 requires the purchase method of accounting for business combinations and prohibits the use of the pooling-of-interests method. FAS 141 also prescribes new rules for the measurement and carrying of values of intangible assets. FAS 142 mandates that goodwill should no longer be amortized, but instead tested for impairment at least annually. Other intangible assets with indefinite useful lives also should not be amortized, but tested for impairment. FAS 141 applies to all business combinations initiated after June 30, 2001, and FAS 142 applies to all fiscal years beginning after December 15, 2001. The adoption of FAS 141 and FAS 142 did not have a material impact on the Companys financial statements.

In August 2001, the FASB issued Statement of Financial Accounting Standards No. 143, Accounting for Obligations Associated with the Retirement of Long-Lived Assets (FAS 143). FAS 143 requires that the cost of asset retirement should be included as part of the overall cost of an asset and that this cost should be recognized

RAE SYSTEMS, INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)—(Continued)

as a liability. The asset retirement liability should be amortized over time as interest expense. FAS 143 will be effective for fiscal years beginning after June 15, 2002. Management expects that the implementation of FAS 143 will have no material effect on the Companys financial statements.

In October 2001, the FASB issued Statement of Financial Accounting Standards No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets (FAS 144). FAS 144 supersedes FAS 121 and requires that one accounting model be used for all long-lived assets to be disposed of and by broadening the concept of discontinued operations to apply more broadly to asset disposals. FAS 144 is effective for fiscal years beginning after December 15, 2001. The implementation of FAS 144 did not have a material impact on the Companys financial statements.

3.    Commitments and Contingencies

On November 21, 2001, RAE filed a patent infringement claim in the United States District Court of the Northern District of California against Ion Science and its distributors. The suit alleges that Ion Science manufactures, uses, imports into the United States, offers for sale, and sells photo-ionization detectors, including but not limited to the PhoCheck line of photo-ionization detectors. The suit further alleges that Ion Sciences photo-ionization detectors, including but not limited to its PhoCheck line of photo-ionization detectors, infringe patents held by RAE. RAE intends to pursue the lawsuit vigorously. RAE expects to incur substantial legal fees and expenses in connection with the litigation, which may also result in the diversion of its internal resources. As a result, RAEs pursuit of this litigation, regardless of its eventual outcome, could be costly and time consuming. The litigation is in the preliminary stage, and RAE is unable to predict its final outcome. However, an adverse outcome could materially affect RAEs results of operations and financial position.

On October 23, 2001, the estate of Virgil Johnson filed a products liability and wrongful death lawsuit against RAE in the District Court of Harris County, Texas. The plaintiffs allege that RAEs product was defective and unsafe for its intended purposes at the time it left RAEs premises, and that the product was defective in that it failed to conform to the product design and specifications of other gas monitors. Additionally, the plaintiffs allege that the product was defectively designed and marketed so as to render it unreasonably dangerous to the plaintiff. In the event that RAE does not have adequate insurance coverage for the expenses related to the lawsuit, RAE may incur substantial legal fees and expenses in connection with the litigation. The litigation may also result in the diversion of RAEs internal resources. RAEs defense of this litigation, regardless of its eventual outcome, will likely be costly and time consuming. The litigation is in the preliminary stage, and RAE is unable to predict its final outcome. However, an adverse outcome could materially affect RAEs results of operations and financial position.

On March 26, 2002, Straughan Technical Distribution, LLC, filed a lawsuit against RAE in the Superior Court of the State of California for the County of Santa Clara. A similar lawsuit pending in District Court of Harris County, Texas was served on RAE on March 27, 2002. In these nearly identical lawsuits, Straughan, a distributor of Gastec Gas Detection Devices, claims to have experienced diminished sales to its customers, loss of profits and other damages as a result of the stated allegations, which include claims for interference with present and prospective business relations, false advertising, trade dress infringement, slander and antitrust violations. On April 17, 2002, RAE removed the California action to the United States District Court for the Northern District of California, and on April 18, 2002, RAE removed the Texas action to the United States District Court for the Southern District of Texas. In the event that RAE does not have adequate insurance coverage for the expenses related to the lawsuit, RAE may incur substantial legal fees and expenses in connection with the litigation. The litigation may also result in the diversion of our internal resources. RAEs

RAE SYSTEMS, INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)—(Continued)

defense of this litigation, regardless of its eventual outcome, will likely be costly and time consuming. The litigation is in the preliminary stage, and RAE is unable to predict its final outcome. However, an adverse outcome could materially affect RAEs results of operations and financial position.

In addition to the litigation described above, from time to time RAE may be subject to various legal proceedings and claims that arise in the ordinary course of business.

44,847,933 Shares

Common Stock

P R O S P E C T U S

June 24, 2002